FILED PURSUANT TO GENERAL INSTRUCTION II.L.
                                              OF FORM F-10; FILE NO. 333-130578


THIS PROSPECTUS SUPPLEMENT, TOGETHER WITH THE SHORT FORM BASE SHELF PROSPECTUS TO WHICH IT RELATES, AS AMENDED OR SUPPLEMENTED, AND EACH DOCUMENT DEEMED TO BE INCORPORATED BY REFERENCE INTO THE SHORT FORM BASE SHELF PROSPECTUS, AS AMENDED OR SUPPLEMENTED, CONSTITUTES A PUBLIC OFFERING OF THESE SECURITIES ONLY IN THE JURISDICTIONS WHERE THEY MAY BE LAWFULLY OFFERED FOR SALE AND THEREIN ONLY BY PERSONS PERMITTED TO SELL SUCH SECURITIES. NO SECURITIES COMMISSION OR SIMILAR AUTHORITY HAS IN ANY WAY PASSED UPON THE MERITS OF THESE SECURITIES AND ANY REPRESENTATIONS TO THE CONTRARY IS AN OFFENCE.

PROSPECTUS SUPPLEMENT No. 3 dated May 18, 2007
(To Short Form Base Shelf Prospectus dated January 5, 2006)

New Issue

                                  VASOGEN INC.

                                4,917,405 UNITS

                             U.S.$3.25375 PER UNIT

We are offering up to 4,917,405 units of the Company (the "units") at a price of U.S.$3.25375 per unit. Each unit consists of one common share in the capital of the Company (a "common share") and 0.75 of one common share purchase warrant expiring on the date which is five years from the date of its issue (a "purchaser warrant"). Each whole purchaser warrant will entitle you to purchase one common share for U.S.$3.16 per common share. All of the units are being offered for sale outside of Canada. In connection with this offering, we will pay fees to the placement agents, which fees will include the issuance to the placement agents of 295,044 warrants (the "compensation warrants") to purchase common shares at U.S. $3.81468 per share, expiring on the date which is three years from the date of issue. The compensation warrants are qualified and registered by this prospectus supplement. See "Plan of Distribution" beginning on page S-24 of this prospectus supplement for more information regarding these arrangements. Our common shares are quoted on the NASDAQ Capital Market ("NASDAQ") and are listed and posted for trading on the Toronto Stock Exchange ("TSX") under the symbols "VSGN" and "VAS", respectively. On May 17, 2007, the last reported closing bid price of our common shares on NASDAQ was U.S.$3.16 per share and on the TSX was C$3.52 per share. We have received conditional approval from the TSX to have the common shares being offered for sale pursuant to this prospectus supplement listed on the TSX. Listing will be subject to us fulfilling all the listing requirements of the TSX. The common shares will be quoted on the NASDAQ.

OUR BUSINESS AND INVESTING IN OUR COMMON SHARES AND PURCHASER WARRANTS INVOLVE RISKS. PLEASE CAREFULLY CONSIDER THE "RISK FACTORS" SECTION BEGINNING ON PAGE S-10 OF THIS PROSPECTUS SUPPLEMENT AS WELL AS THOSE DESCRIBED IN (I) THE ACCOMPANYING PROSPECTUS, AND (II) OUR ANNUAL INFORMATION FORM DATED JANUARY 31, 2007 ("ANNUAL INFORMATION FORM").

                                                PER UNIT       MAXIMUM OFFERING
Public offering price..................       U.S.$3.25375      U.S.$16,000,005
Placement agents' fee..................       U.S.$0.20336(1)    U.S.$1,000,000
Proceeds, before expenses, to us.......       U.S.$3.05039      U.S.$15,000,005

We estimate the total expenses of this offering, excluding the placement agents' fee, will be approximately C$0.4 million (U.S.$0.4 million). The placement agents are not required to sell any specific number or dollar amount of the units offered by this offering, but will use their reasonable best efforts to sell the units offered. The offering will end on or prior to May 30, 2007.

                             RODMAN & RENSHAW, LLC
                               JMP SECURITIES LLC

--------
(1) In addition, the placement agents will receive 295,044 compensation warrants.

         UNDER THE MULTIJURISDICTIONAL DISCLOSURE SYSTEM ADOPTED BY THE SEC, WE ARE PERMITTED TO PREPARE THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING
PROSPECTUS IN ACCORDANCE WITH CANADIAN DISCLOSURE REQUIREMENTS, WHICH ARE DIFFERENT FROM THOSE OF THE UNITED STATES. WE PREPARE OUR CONSOLIDATED FINANCIAL STATEMENTS IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, AND THEY ARE SUBJECT TO CANADIAN AUDITING AND AUDITOR INDEPENDENCE STANDARDS. THEY MAY NOT BE COMPARABLE TO FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

         PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THE ACQUISITION OF THE SECURITIES DESCRIBED HEREIN MAY HAVE TAX CONSEQUENCES BOTH IN THE UNITED STATES AND IN CANADA (SEE "CERTAIN INCOME TAX CONSIDERATIONS" ON PAGE S-26 HEREIN). SUCH CONSEQUENCES FOR INVESTORS WHO ARE RESIDENT IN, OR CITIZENS OF, THE UNITED STATES MAY NOT BE DESCRIBED FULLY IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. YOU SHOULD CONSULT YOUR OWN TAX ADVISER WITH RESPECT TO YOUR OWN PARTICULAR CIRCUMSTANCES.

         THE ABILITY OF AN INVESTOR TO ENFORCE CIVIL LIABILITIES UNDER THE UNITED STATES FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BECAUSE WE ARE INCORPORATED UNDER THE LAWS OF CANADA, MOST OF OUR OFFICERS AND DIRECTORS AND CERTAIN OF THE EXPERTS NAMED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE RESIDENT OUTSIDE OF THE UNITED STATES, AND ALL OR A SUBSTANTIAL PORTION OF OUR ASSETS AND THE ASSETS OF THOSE OFFICERS, DIRECTORS AND EXPERTS MAY BE LOCATED OUTSIDE OF THE UNITED STATES.

         NO UNDERWRITER, AS DEFINED UNDER CANADIAN SECURITIES LEGISLATION, HAS BEEN INVOLVED IN THE PREPARATION OF, OR HAS PERFORMED ANY REVIEW OF, THE CONTENTS OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT AND/OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

                               TABLE OF CONTENTS


ABOUT THIS PROSPECTUS SUPPLEMENT..............................................4

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS.............................5

OUR BUSINESS..................................................................6

THE OFFERING..................................................................9

RISK FACTORS.................................................................10

EXCHANGE RATE INFORMATION....................................................20

DESCRIPTION OF SHARE CAPITAL.................................................20

DESCRIPTION OF THE PURCHASER WARRANTS........................................21

USE OF PROCEEDS..............................................................21

DILUTION.....................................................................21

CAPITALIZATION...............................................................23

PLAN OF DISTRIBUTION.........................................................24

CERTAIN INCOME TAX CONSIDERATIONS............................................26

WHERE YOU CAN FIND MORE INFORMATION..........................................35

DOCUMENTS INCORPORATED BY REFERENCE..........................................35

LIST OF DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION..........36

LEGAL MATTERS................................................................36

PURCHASERS' STATUTORY RIGHTS.................................................36

                        ABOUT THIS PROSPECTUS SUPPLEMENT

         The purpose of this prospectus supplement is to provide supplemental information regarding Vasogen Inc. in connection with the offering. You should read this prospectus supplement, along with the accompanying prospectus, carefully before you invest. Both documents contain important information you should consider when making your investment decision. This prospectus supplement may add, update or change information contained in the accompanying prospectus.

         You should rely only on information contained in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different. We are not offering the units in Canada. We are offering the units only in the jurisdictions where such offers are permitted and the units are not being offered or sold in any jurisdiction where the offer or sale is not permitted. It should be assumed that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates.

         This prospectus supplement and the accompanying prospectus are part of a "shelf" registration statement that we have filed with the SEC. Each time we sell our units under the accompanying prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including price, the number of units being offered and the plan of distribution. This prospectus supplement describes the specific details regarding this offering, including the price, number of units being offered, the risks of investing in our common shares and purchaser warrants and the placement arrangements. The accompanying prospectus provides general information, some of which, such as the section entitled "Plan of Distribution", may not apply to this offering.

         If information in this prospectus supplement is inconsistent with the accompanying prospectus or the information incorporated by reference, you should rely on this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus, together with the additional information about Vasogen Inc. to which we refer you in the section of this prospectus supplement entitled "Where You Can Find More Information".

         Some of the information concerning economic and industry trends is based upon or derived from information provided by industry sources. We believe that such information is accurate and that the sources from which it has been obtained are reliable. However, we cannot guarantee the accuracy of such information and have not independently verified the assumptions upon which projections of future trends are based.

         In this prospectus supplement, unless the context otherwise requires, the terms "Vasogen", "we", "us", "our" and the "Company" refer to Vasogen Inc. and its wholly-owned subsidiaries, Vasogen Ireland Limited and Vasogen, Corp. Celacade(TM) is a registered or unregistered trademark of Vasogen Ireland Limited, and is used under license.

         In this prospectus supplement, unless stated otherwise, all references to "U.S.$" are to the lawful currency of the United States and all references to "C$" are to the lawful currency of Canada. For your convenience, we have converted Canadian dollar amounts into U.S. dollars at the rate of U.S.$0.9110 per C$1.00 (the noon "nominal" exchange rate quoted by the Bank of Canada on May 17, 2007). You should not view such translations as a representation that such Canadian dollar amounts actually represent such U.S. dollar amounts or could be or could have been converted into U.S. dollars at the rates indicated or at any other rate.

         The use of the term "significant" or "significantly" when describing clinical and preclinical results in this prospectus supplement refers to "statistical significance", where the probability that the result happened by random chance is 5% or less. Unless otherwise indicated, numerical values indicating the statistical significance ("p-values") of results included in this document are based on analyses that do not account for endpoint multiplicity.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Certain statements contained in this prospectus supplement and the accompanying prospectus and in certain documents incorporated by reference herein and therein may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the SECURITIES ACT (Ontario). These statements may include, without limitation, summary statements relating to results of the ACCLAIM trial in patients with chronic heart failure, plans to advance the development of Celacade(TM), our medical device for the treatment of chronic heart failure, plans to fund our current activities, statements concerning our partnering and commercialization activities and health regulatory discussions, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. A number of assumptions were made by us in the preparation of these forward-looking statements, including assumptions about the nature of the market for Celacade(TM) in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization, the availability of capital on acceptable terms to pursue the development of Celacade(TM) and the feasibility of additional clinical trials. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. The risks include, but are not limited to, those discussed below and other considerations discussed in the "Risk Factors" section of this prospectus supplement and the accompanying prospectus as well as those discussed in our Annual Information Form that could cause our actual results to differ significantly from those contained in any forward-looking statements and/or forward-looking information.

         Specifically, this prospectus supplement, the accompanying prospectus and the documents incorporated by reference contain forward-looking statements regarding:

         o our intention and plans to advance the development of our Celacade(TM) technology for the treatment of chronic heart failure, including for North America;

         o our intention to commercialize CelacadeTM in Europe and in certain Latin American countries through a collaboration with Grupo Ferrer International, S.A. ("Ferrer");

         o our intention to seek additional corporate alliances to support the commercialization of our products, including CelacadeTM;

         o    our intention to raise additional capital to fund our activities;

         o our plan to continue pre-clinical development of VP025 in models of neuroinflammatory disease; and

         o    our intention to continue the clinical development of VP025.

         Such forward-looking statements and/or forward-looking information involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause such differences include, among other things, the following:

         o difficulties we may experience in the commercialization of Celacade(TM), including in Europe and in certain Latin American countries through our collaboration with Ferrer;

         o the requirement or election to conduct additional clinical trials to complete the development of Celacade(TM) for chronic heart failure, particularly in North America, and the uncertainties typically associated with such additional clinical trials;

         o    difficulties,   delays  or  failures  in   obtaining   regulatory
              approvals to market our products, including Celacade(TM) for chronic heart failure in North America;

         o    difficulties,   delays  or   failures   we  may   experience   in
              manufacturing Celacade(TM) for commercialization, including for purposes of our collaboration with Ferrer;

         o difficulties we may experience in identifying and successfully securing additional appropriate corporate alliances to support the commercialization of our products, including Celacade(TM) for chronic heart failure;

         o the need for additional capital to sustain our current level of operations given remaining cash resources, and the effect of capital market conditions and other factors;

         o difficulties, delays or failures we may experience in our further pre-clinical investigation of the impact of VP025 on several models of neuroinflammatory disease;

         o difficulties, delays or failures we may experience in the conduct of clinical trials for VP025 and the commencement of further clinical trials for VP025;

         o    difficulties,   delays  or  failures  in   obtaining   regulatory
              approvals for the initiation of clinical trials for our products;

         o    insufficient acceptance of and demand for our products; and

         o    difficulties,   delays  or  failures  in  obtaining   appropriate
              reimbursement for our products.

         Although we believe that the expectations reflected in the forward-looking statements and/or forward-looking information are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as may be required by applicable securities laws, we are under no duty to update any of the forward-looking statements contained in this prospectus supplement or the accompanying prospectus after the date of this prospectus supplement to conform such forward-looking statements to our actual results.

         As used herein, unless otherwise stated, the terms "quarter" and "year" refer to fiscal quarter and year, respectively. Unless otherwise stated, the information contained herein is as of the date of this prospectus supplement.

                                  OUR BUSINESS

         This prospectus supplement and the accompanying prospectus do not contain all the information about Vasogen Inc. that may be important to you. You should read the more detailed information and financial statements and related notes that are incorporated by reference and are considered to be a part of this prospectus supplement and the accompanying prospectus.

OVERVIEW

         We are focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. The recently completed international 2,408-patient double-blind, placebo-controlled ACCLAIM trial assessed the impact of our lead product, Celacade(TM), on reducing the risk of mortality and morbidity in patients with chronic heart failure ("HF"). On June 26, 2006, we announced the initial results from the 2,408-patient ACCLAIM trial. While the ACCLAIM study did not reach the primary endpoint of significantly reducing the risk of death or cardiovascular hospitalization in the total patient population, this endpoint was met for a pre-specified subgroup of 689 patients with New York Heart Association ("NYHA") Class II chronic HF. Additional results for the

ACCLAIM study were presented at the World Congress of Cardiology 2006, held in Barcelona, Spain, at the 10th Annual Scientific Meeting of the Heart Failure Society of America in Seattle, Washington on September 13, 2006, and at the 2006 Canadian Cardiovascular Congress held in Vancouver, British Columbia on October 25, 2006.

         In summary, the ACCLAIM results indicated the following:

         o The primary endpoint of significantly reducing the risk of death or first cardiovascular hospitalization for the intent-to-treat study population was not statistically significant (n=2,408 patients, 828 events, p=0.22); however, the risk reduction directionally favoured the Celacade(TM) group (hazard ratio=0.92);

         o In a pre-specified subgroup of patients with NYHA Class II HF at baseline, Celacade(TM) was shown to significantly reduce the risk of death or first cardiovascular hospitalization by 39% (n=689 patients, 216 events, p=0.0003);

         o Celacade(TM) significantly reduced the risk of death or first cardiovascular hospitalization by 26% in a pre-specified subgroup of patients with no prior history of heart attack at baseline (n=919 patients, 243 events, p=0.02);

         o Celacade(TM) was found to result in a significant improvement in quality of life (as measured by the Minnesota Living with Heart
              Failure Questionnaire) for the evaluable study population (n=2,408 patients, p=0.04); and

         o Celacade(TM) was shown to be well tolerated in the ACCLAIM patient population, who were receiving standard-of-care medications for heart failure, including diuretics, beta-blockers, and ACE-inhibitors; there were no significant between-group differences for any serious adverse events.

         Based on our analysis of the ACCLAIM trial, we are preparing to meet with the U.S. Food and Drug Administration ("FDA") and Health Canada to present data related to the significant risk reduction observed in NYHA Class II patients and in patients with no prior history of heart attack and to discuss next steps with respect to the development of Celacade(TM) in the Unites States and Canada. Specifically, we plan to meet with the FDA on May 31, 2007 for this purpose. No assurances can be provided as to how the FDA would view such data. In North America and Europe, chronic HF affects approximately 12 million people, 40% of whom have no prior history of heart attack. At any one time, approximately 4.4 million of these 12 million patients are in the NYHA Class II stage of disease. Currently there are no approved therapies that target the inflammation underlying chronic HF.

         Our Celacade(TM) technology is designed to be integrated at multiple points of care, including outpatient hospital clinics and cardiology practices. In Europe, Celacade(TM) is approved under the CE Mark as a medical device for the treatment of HF. Where required health regulatory approvals have been obtained, we plan to establish the sales and marketing capability needed to promote the use of our technology by cardiologists and other physicians through corporate alliances with established healthcare companies. See "Recent Developments".

         We are also developing a new class of drugs for the treatment of neuro-inflammatory disorders. VP025 is the lead product candidate from this new class of drugs. Plans are underway to advance VP025 into Phase 2a proof-of-concept clinical testing.

         For  more  information   about  Vasogen  Inc.,  you  should  read  the
accompanying prospectus and the information described in the section of this prospectus supplement entitled "Where You Can Find More Information", including our consolidated financial statements and related notes.

CORPORATE INFORMATION

         We were continued under the Canada Business Corporations Act by certificate and articles of continuance dated August 9, 1999. We have two wholly-owned subsidiaries, Vasogen, Corp., incorporated under the laws of the State of Delaware, and Vasogen Ireland Limited, incorporated under the laws of the Republic of Ireland. Vasogen Ireland Limited owns virtually all of the intellectual property related to our products and technologies.

         Our head office and principal place of business is located at 2505 Meadowvale Boulevard, Mississauga, Ontario L5N 5S2, and our telephone number is
(905) 817-2000. Our website is http://www.vasogen.com. Any information contained on our website is not, and will be deemed not to be, incorporated herein by reference.

RECENT DEVELOPMENTS

         On March 7, 2007, we announced that Terrance H. Gregg had succeeded David G. Elsley as President and Chief Executive Officer of the Company. Mr. Gregg joined our board of directors ("Board") in 1999, was appointed Vice Chairman in November 2005, and became Chairman of our Board in March 2006. David Elsley, who founded the Company, remains a member of our Board and Mr. Gregg has retained his position as Chairman.

         On March 28, 2007, we repaid the final principal instalment on the senior convertible notes issued by Vasogen Ireland Limited, our wholly owned subsidiary, on October 7, 2005 (the "notes"). See "Capitalization".

         On April 11, 2007, we announced senior management changes intended to help improve organizational efficiencies and deliver additional cost reductions. Christopher Waddick, MBA, CMA, Chief Operating Officer of the Company, assumed the title of Chief Financial Officer, replacing Paul Van Damme, who left the Company. Eldon R. Smith, OC, MD, FRCP(C), FAHA, Vice President, Scientific Affairs, and a member of our Board, assumed all responsibilities of the position of Chief Medical Officer and Head of Cardiovascular Development previously held by Jay Kleiman, MD, MPA, who retired.

         On April 16, 2007, we announced the implementation of a one-for-ten reverse split (consolidation) of our common shares that was approved by our shareholders at our annual shareholders' meeting held on April 3, 2007. Our common shares began trading on a split-adjusted basis on the NASDAQ and the TSX when the market opened for trading on April 17, 2007. The reverse split did not affect any of our shareholders' percentage ownership in the Company, except to the extent that the Company did not issue fractional shares of common stock following the reverse split. See "Capitalization".

         On April 18, 2007, we announced that we had formed a collaboration with Ferrer to commercialize Celacade(TM) in the European Union and in certain Latin American countries. Under a distribution and license agreement, dated April 18, 2007, Ferrer has the exclusive rights to market Celacade(TM) for the treatment of chronic heart failure and other cardiovascular conditions in specified countries of Europe, including Germany, Spain, Portugal, France and Italy, and certain countries in Latin America, including Mexico, Brazil, Argentina and Venezuela. We have received European Union (EU) regulatory approval as a medical device under CE Mark, which enables marketing of Celacade(TM) for the treatment of chronic heart failure in the 27 member countries of the European Union. Ferrer has also acquired the right of first negotiation with respect to the remaining countries of the EU. Under the agreement, the commercial launch strategy for Celacade(TM) in Europe will involve an initial commercialization phase during which Ferrer will target key opinion leaders in the major markets of Europe to ensure support for the expanded use of Celacade(TM) within the broader cardiology community. Ferrer has indicated that it expects to commence the initial commercialization phase in the second half of 2007. Following the completion of the initial commercialization phase, we will receive 45% of Celacade(TM) revenues generated by Ferrer through the sale of Celacade(TM) single-use disposable cartridges, one of which is required for the delivery of each Celacade(TM) monthly treatment. After a period of five years from the date of the first commercial sale on a country-specific basis, our share of the revenues will be 42%. Also under the terms of the agreement, Ferrer will be financially responsible for all costs associated with the launch and marketing of Celacade(TM). We will receive milestone payments based on Ferrer's achievement of first commercial sales of Celacade(TM) on a country-specific basis, and on reaching pre-specified sales thresholds.

                                  THE OFFERING
Units we are offering.....................................    4,917,405  units.  Each unit will  consist  of one
                                                              common share and 0.75 of one purchaser warrant

Price per unit............................................    U.S.$3.25375

Common shares to be outstanding after this offering.......    22,391,404 common shares (without giving effect to
                                                              the exercise of warrants)

Warrants to be outstanding after this offering............    6,477,711   warrants  will  be  outstanding  after
                                                              completion   of  this  offering   (including   the
                                                              purchaser warrants and the compensation warrants).
                                                              A total of 3,688,052  purchaser  warrants  will be
                                                              issued and each whole  warrant  will  entitle  the
                                                              holder to purchase one common share for  U.S.$3.16
                                                              per common share. A total of 295,044  compensation
                                                              warrants   will   be   issued   and   each   whole
                                                              compensation  warrant  will  entitle the holder to
                                                              purchase  one common  share for  U.S.$3.81468  per
                                                              common share.

Use of proceeds...........................................    We  intend  to use  the  net  proceeds  from  this
                                                              offering for working capital  purposes,  including
                                                              but not  limited  to  funding  (i)  the  continued
                                                              development   and    commercialization    of   our
                                                              Celacade(TM)  technology,  and (ii) the  continued
                                                              development of VP025. See "Use of Proceeds".

NASDAQ symbol.............................................    VSGN

TSX symbol................................................    VAS

Risk factors..............................................    An investment in our units offered hereby involves
                                                              certain risks which should be carefully considered
                                                              by prospective  investors  before investing in our
                                                              units. See "Risk Factors".

         The number of common shares to be outstanding immediately after the completion of the offering is based on 17.5 million common shares outstanding on May 16, 2007, and excludes at that date:

         o 2.8 million common shares issuable upon the exercise of 2.5 million warrants outstanding as of May 16, 2007, which have a weighted average exercise price of U.S.$9.10 per common share. Of these warrants, 471,999 are exercisable at a price of U.S.$ 19.90 per share and 39,000 are exercisable at a price of U.S.$ 20.60 per share (which exercise price, in each case, will be adjusted as a result of this offering and following this offering will be U.S. $13.59 and U.S. $14.05, respectively). The exercise price of the other warrants is not subject to adjustment as a result of this offering. See "Description of the Purchaser Warrants";

         o 0.8 million common shares issuable upon the exercise of options outstanding as of May 16, 2007 granted under our stock option plans, which have a weighted average exercise price of C$25.50 per common share;

         o 65,612 common shares issuable upon the exercise of deferred share units outstanding as of May 16 2007 granted under our directors' deferred share unit and stock plan, which have a fair market value of C$0.2 million;

         o 52,631 common shares issuable upon the exercise of restricted stock units outstanding as of May 16, 2007 granted under our 2003 employee stock option plan;

         o up to 1.1 million additional common shares reserved for future issuance under our stock option plans; and

         o up to 56,992 additional common shares reserved for future issuance under our directors' deferred share unit and stock plan.

                                  RISK FACTORS

         INVESTING IN OUR UNITS INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING AN INVESTMENT
DECISION. YOU SHOULD ALSO REFER TO THE OTHER INFORMATION IN THIS PROSPECTUS SUPPLEMENT, INCLUDING INFORMATION INCORPORATED, OR DEEMED TO BE INCORPORATED, BY REFERENCE HEREIN, INCLUDING OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES, AND IN THE ACCOMPANYING PROSPECTUS. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE THOSE THAT WE CURRENTLY BELIEVE MAY MATERIALLY AFFECT US. ADDITIONAL RISKS AND UNCERTAINTIES THAT WE ARE UNAWARE OF OR THAT WE CURRENTLY DEEM IMMATERIAL ALSO MAY BECOME IMPORTANT FACTORS THAT AFFECT US. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCURS, OUR BUSINESS, FINANCIAL CONDITION, AND RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED, THE TRADING PRICE OF OUR COMMON SHARES COULD DECLINE AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

RISKS RELATING TO OUR BUSINESS

         Our business entails significant risks. In addition to the usual risks associated with a business, the following is a general description of certain significant risk factors which are applicable to us. For additional information on risks relating to our business, see "Risk Factors" in the accompanying prospectus and "Risks Relating to Our Business" in our Annual Information Form which is accessible at http://www.sedar.com.

     WE WILL REQUIRE ADDITIONAL FUNDS IN OUR BUSINESS THAT MAY BE DIFFICULT TO OBTAIN WHEN NEEDED OR ON TERMS ACCEPTABLE TO US.

         As of April 30, 2007, we had a cash balance of C$20.6 million (U.S$18.6 million). We will need to raise additional funds to conduct research and development, preclinical studies, and clinical trials necessary to bring our potential products to market and to establish marketing, sales and distribution capabilities. Our future capital requirements will depend on many factors, including the time and cost involved in supplying our CelacadeTM technology to Ferrer for purposes of our collaboration, revenue from the collaboration with Ferrer, continued scientific progress in our research and development programs, the scope and results of preclinical studies and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting, and enforcing patent claims, competing technological and market developments, the cost of manufacturing scale-up, and other factors not within our control. We have no committed sources of capital. Adequate funds may not be available when needed or on terms acceptable to us. Insufficient funds may require us to scale back or eliminate some, or all, of our research and development programs or license to third parties products or technologies that we would otherwise seek to develop. Any future debt financing arrangements we enter into likely would contain restrictive covenants that impose significant operating and financial restrictions on us. Should our ability to raise additional financing be delayed, management would be required to adjust its research and development programs and reduce its cash expenditures in order to ensure that we have sufficient cash to fund planned expenditures.

         In order to obtain financing, if it is even available, it is likely that we will sell additional common shares or financial instruments that are exchangeable for or convertible into common shares. Also, in order to provide incentives to current employees and induce prospective employees and consultants to work for us, we have granted options and intend to offer and issue options to purchase common shares and/or rights exchangeable for or convertible into common shares. These activities could result in substantial dilution to all our shareholders. Capital raising activities and dilution associated with such activities could cause our share price to decline.

     WE INTEND TO SEEK ADDITIONAL COLLABORATIVE ARRANGEMENTS TO COMMERCIALIZE OUR PRODUCTS. THESE COLLABORATIONS, IF SECURED, MAY NOT BE SUCCESSFUL.

         We have entered into a collaboration with Ferrer for the commercialization of our Celacade(TM) product in the European Union and in certain Latin American countries and intend to seek additional collaborative arrangements to develop and commercialize CelacadeTM in other markets. We also intend to seek collaborative arrangements to develop and commercialize our other products, including VP025, in Europe and North America. There can be no assurance that we will be able to negotiate collaborative arrangements on favourable terms, or at all, in the future, or that our current or future collaborative arrangements will be successful.

         Our strategy for the research, development, and commercialization of our products requires entering into various arrangements with corporate collaborators, licensors, licensees, health care institutions and principal investigators and others, and our commercial success is dependent upon these outside parties performing their respective contractual obligations responsibly and with integrity. The amount and timing of resources such third parties will devote to these activities may not be within our control. There can be no assurance that such parties will perform their obligations as expected. There can be no assurance that our collaborators will devote adequate resources to our programs.

     WE ARE A DEVELOPMENT STAGE COMPANY WITH A HISTORY OF LOSSES, WE HAVE NOT RECOGNIZED ANY PRODUCT REVENUES, AND WE MAY NEVER ACHIEVE PROFITABILITY.

         Except for the commercialization of CelacadeTM through our collaboration with Ferrer, our products are in the development stage and, accordingly, our business operations are subject to all of the risks inherent in the establishment and maintenance of a developing business enterprise, such as those related to competition and viable operations management. We have incurred a loss in each year since our inception and have received no cash flow from operations to date. These losses have resulted in decreases in our cash balances, working capital, and shareholders' equity. The future earnings and cash flow from operations of our business are dependent, in part, on our ability to commercialize CelacadeTM successfully and further develop our products. There can be no assurance that we will grow and be profitable.

         At February 28, 2007, we had an accumulated deficit of approximately C$360.7 million. We have not generated revenues from the commercialization of any products. Our net operating losses over the near-term and the next several years are expected to continue as a result of the further clinical trial activity and preparation for regulatory submission necessary to support regulatory approval of our products, subject to partial offset based on revenues expected from our collaboration with Ferrer. Costs associated with phase III clinical trials are generally substantially greater than for phase II clinical trials, as the number of clinical sites and patients required is much larger. To obtain regulatory approval in North America or to support the use of our Celacade(TM) technology in a broader range of heart failure patients, it may be necessary to conduct a further Phase III trial of Celacade(TM) and the cost and time required to achieve regulatory approval, if the Celacade(TM) device is approved at all, could be substantially increased. There can be no assurance that such additional clinical trials will be successful. There can be no assurance that we will be able to generate sufficient product revenue to become profitable at all or on a sustained basis. We expect to have quarter-to-quarter fluctuations in expenses, some of which could be significant, due to expanded research, development, and clinical trial activities.

     WE ARE SUBJECT TO STRINGENT ONGOING GOVERNMENT REGULATION.

         Biotechnology, medical device, and pharmaceutical companies operate in a high-risk regulatory environment. The FDA, Health Canada, and other health agencies can require additional clinical trials and can be very slow to approve a product and can also withhold product approvals. In addition, these health agencies also oversee many other medical product operations, such as research and development, manufacturing, and testing and safety regulation of medical products. As a result, regulatory risk is normally higher than in other industry sectors.

         We have incurred, and expect to continue to incur, substantial clinical research and other costs in connection with obtaining regulatory approvals for our medical products in Canada, the United States, and other jurisdictions. While we are not aware of any pending or threatened governmental action against us in any country, any enforcement action by regulatory authorities with respect to past, or any future, regulatory non-compliance could have a material adverse effect on our business, financial condition, and results of operations.

         To date, our Celacade(TM) technology has been regulated by the FDA and Health Canada as a medical device. There can be no assurance that this regulatory status will not change in the future or that additional regulatory bodies beyond the medical device authorities will not have input into the approval of our medical products. If the FDA or Health Canada decides to regulate the Celacade(TM) therapeutic device as a drug, biologic, or combination product, we could be obligated to conduct additional clinical trials and, in any event, the cost and time required to achieve regulatory approval, if the Celacade(TM) device is approved at all, could be substantially increased.

         On May 31, 2007, we plan to meet with the FDA to discuss our phase III ACCLAIM trial. It is possible that these discussions could lead to the requirement for additional phase III or phase IV clinical trials as a condition of approval. The results presented in respect of NYHA Class II-IV non-ischemic cardiomyopathy patients, characterized as having no prior history of heart attack, as well as the results presented in respect of Class II patients with ischemic etiology may not be sufficient to support FDA or other health regulatory approvals. We may elect or be required to conduct a further phase III study of Celacade(TM) for chronic heart failure and such decision could increase the cost of and the timeline for developing Celacade(TM) for chronic heart failure.

         There can be no assurance that we will be able to achieve or maintain regulatory compliance with respect to all or any part of our current or future products, including maintaining our CE Mark approval for Celacade(TM) in Europe, or that we will be able to timely and profitably produce our products while complying with applicable regulatory requirements. If we fail to maintain compliance, regulatory authorities can institute proceedings to detain or seize products, issue a recall, enjoin future violations, assess civil and criminal penalties against us and our directors, officers, and employees, or require us to make substantial changes to our manufacturing operations. Any such actions could have a material adverse effect on our business, financial condition, and results of operations.

     WE DO NOT YET HAVE ALL THE REQUIRED APPROVALS TO MARKET OUR PRODUCT CANDIDATES, AND OUR CLINICAL TRIALS MAY NOT YIELD RESULTS THAT WILL ENABLE US TO OBTAIN REGULATORY APPROVAL OUTSIDE EUROPE.

         We have not completed the development of any products and there can be no assurance that any products will be successfully developed. None of our products has received regulatory approval for commercial use and sale in North America. We cannot market a pharmaceutical or medical device product in any jurisdiction until it has completed thorough preclinical testing and clinical trials in addition to that jurisdiction's extensive regulatory approval process. In general, significant research and development and clinical studies are required to demonstrate the safety and effectiveness of our products before we can submit any regulatory applications. We may never obtain the required regulatory approvals for Celacade(TM) in North America. There can be no assurance that the results of all required clinical trials will demonstrate that these product candidates are safe and effective or, even if the results of the clinical trials are considered successful by us, that the FDA will not require us to conduct additional large-scale clinical trials before it will consider approving such product candidates for commercial use. Approval or consent by the FDA or other regulatory authorities to commence a clinical trial does not indicate that the device, drug, or treatment being studied can or will be approved. Preparing, submitting, and advancing applications for regulatory approval is complex, expensive, and time intensive and entails significant uncertainty.

         The results of our completed preclinical studies and clinical trials may not be indicative of future clinical trial results. A commitment of substantial resources to conduct time-consuming research, preclinical studies, and clinical trials will be required if we are to complete development of our products. Clinical trials of our products require that we identify and enroll a large number of patients with the illness under investigation. We may not be able to enroll a sufficient number of appropriate patients to complete our clinical trials in a timely manner. If we experience difficulty in enrolling a sufficient number of patients to conduct our clinical trials, we may need to delay or terminate ongoing clinical trials and will not accomplish objectives material to our success that could affect the price of our common shares.
Delays in planned patient enrolment, or lower than anticipated event rates in our current clinical trials or future clinical trials may result in increased costs, program delays, or both.

         There can be no assurance that unacceptable toxicities or adverse side effects will not occur at any time in the course of pre-clinical studies or human clinical trials or, if any products are successfully developed and approved for marketing, during commercial use of our products. The appearance of any such unacceptable toxicities or adverse side effects could interrupt, limit, delay, or abort the development of any of our products or, if previously approved, necessitate their withdrawal from the market. Furthermore, there can be no assurance that disease resistance or other unforeseen factors will not limit the effectiveness of our potential products. Our potential products may not be successfully developed or made commercially available at all.

         On August 30, 2005, we announced that the pivotal phase III SIMPADICO trial, which was designed to further investigate the use of Celacade(TM) technology for peripheral arterial disease ("PAD") was being closed out early at 50 centres in North America. The decision to close out the trial was based on a recommendation by the External Safety and Efficacy Monitoring Committee ("ESEMC") which cited a potential safety concern and the absence of a sufficiently strong efficacy signal to warrant the continuance of the study. In March 2006, we announced that the SIMPADICO trial did not reach its primary endpoint of change in maximal treadmill walking distance. Based on these results, we have discontinued funding the development of Celacade(TM) for peripheral arterial disease.

         On June 26, 2006, we announced the initial results from the 2,408-patient phase III ACCLAIM trial of Celacade(TM) in chronic heart failure. While the ACCLAIM study did not reach the primary endpoint of significantly reducing the risk of death and cardiovascular hospitalization in the total population, this endpoint was met for the subgroup of 689 patients with New York Heart Association (NYHA) Class II chronic heart failure. In addition, Celacade(TM) significantly reduced the risk of death or first cardiovascular hospitalization in a subgroup of 919 patients with no prior history of heart attack at baseline. There is no assurance that these results will enable us to obtain regulatory approval to market Celacade(TM).

     THE SCIENCE UNDERLYING OUR CELACADE(TM) TECHNOLOGY IS RELATIVELY NEW AND UNPROVEN.

         Definitive proof of the precise mechanism of action of our Celacade(TM) technology will require considerably more basic scientific research than we or others have accomplished to date. We have not, nor has any other company, successfully commercialized a therapy similar to that using the Celacade(TM) therapeutic device. There can be no assurance that the products we are currently developing will be approved by additional regulatory agencies or that further testing will yield positive results. Should one of our product candidates prove to have insufficient benefit and/or have an unsafe profile, its development will likely be discontinued. With respect to results from the ACCLAIM trials, see "Our Business." Except for the CE Mark in Europe, we do not yet have all the required approvals to market our product candidates, and our clinical trials may not yield results that will enable us to obtain regulatory approval.

     A FURTHER SETBACK IN THE DEVELOPMENT OF OUR CELACADE(TM) TECHNOLOGY WOULD LIKELY CAUSE A DROP IN THE PRICE OF OUR COMMON SHARES.

         We intend to rely substantially on the exploitation of our Celacade(TM) technology for our future earnings. If our Celacade(TM) technology does not become commercially viable, we may not achieve profitability and our common share price would likely decline further. For example, on June 26, 2006, we announced the initial results from the 2,408-patient phase III ACCLAIM trial of Celacade(TM) in chronic heart failure. While the ACCLAIM study did not reach the primary endpoint of significantly reducing the risk of death and cardiovascular hospitalization in the total population, this endpoint was met for the subgroup of 689 patients with NYHA Class II chronic heart failure. The closing price of our common shares on NASDAQ decreased from U.S.$1.85 on June 23, 2006, the last trading day prior to the announcement, to U.S.$0.482 on June 26, 2006.

     WE ARE RELIANT ON OUR KEY PERSONNEL.

         The operations of our business are highly dependent upon the participation of our key personnel. See "Recent Developments" in respect of recent senior management changes. The loss of the service of any one of our key personnel may materially affect the ability of our company to complete the development of our products, successfully commercialize our products, and to grow and expand our business operations. There is intense competition for qualified management and skilled employees, and our failure to recruit, train, and retain such employees could have a material adverse effect on our business, financial condition, and/or results of operations.

     OUR INTELLECTUAL PROPERTY MAY NOT PROVIDE MEANINGFUL PROTECTION FOR OUR PRODUCT CANDIDATES. WE MAY INFRINGE OTHERS' PATENTS. PATENT LITIGATION IS TIME CONSUMING AND EXPENSIVE.

         Our success may depend, in part, on our ability to obtain patent protection for our products and processes. We have filed a number of patent applications in the United States and many other countries relating to our products and processes and we have been issued patents covering certain aspects of our immune modulation therapies and medical devices. There can be no assurance that our patent applications will be issued as patents or that any of our issued patents, or any patent that may be issued in the future, will provide us with adequate protection for our products, processes, or technology.

The patent positions of biotechnology, pharmaceutical, and medical device companies can be highly uncertain and involve complex legal and factual questions. Therefore, the breadth of claims allowed in biotechnology, pharmaceutical and medical device patents cannot be predicted. We also rely upon unpatented trade secrets and know-how, and no assurance can be given that others will not independently develop substantially equivalent trade secrets or know-how. In addition, whether or not our patents are issued, or issued with limited coverage, others may receive patents that contain claims applicable to our products. Our competitors may attempt to circumvent our patents by means of alternative designs and processes. There can be no assurance that any of our patents, or any patents issued to us in the future, will afford meaningful protection against competitors. There can be no assurance that our patents will be held valid or enforceable by a court of competent jurisdiction. The patents of our competitors may impair our ability to do business in a particular area. We also rely in part on confidentiality agreements with our corporate collaborators, employees, consultants, and certain contractors to protect our proprietary technology. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or independently discovered by our competitors.

         It is possible that our products or processes will infringe, or will be found to infringe, patents not owned or controlled by us. In addition, because patent applications are often maintained in secrecy and may take many years to issue, there may be currently pending patent applications that may later result in issued patents that our products infringe. If any relevant claims of third-party patents that relate to our products are upheld as valid and enforceable, we could be prevented from practicing the subject matter claimed in such patents, or would be required to obtain licenses or redesign our products or processes to avoid infringement. There can be no assurance that such licenses would be available at all or on terms commercially reasonable to us or that we could redesign our products or processes to avoid infringement. Litigation may be necessary to defend against claims of infringement, to enforce patents issued to us, or to protect trade secrets. Such litigation could result in substantial costs and diversion of management efforts regardless of the results of such litigation, and an adverse result could subject us to significant liabilities to third parties, require disputed rights to be licensed, or require us to cease using our technology.

     IF WE FAIL TO OBTAIN ACCEPTABLE PRICES OR APPROPRIATE REIMBURSEMENT FOR OUR PRODUCTS, OUR ABILITY TO SUCCESSFULLY COMMERCIALIZE OUR PRODUCTS WILL BE IMPAIRED.

         Government and insurance reimbursements for healthcare expenditures play an important role for all healthcare providers, including physicians, medical device companies, drug companies, medical supply companies, and companies, such as ours, that plan to offer various products in the United States and other countries in the future. Our ability to earn sufficient returns on our products will depend in part on the extent to which reimbursement for the costs of such products, related therapies and related treatments will be available from government health administration authorities, private health coverage insurers, managed care organizations, and other organizations. In the United States, our ability to have our products and related treatments and therapies eligible for Medicare or private insurance reimbursement will be an important factor in determining the ultimate success of our products. If, for any reason, Medicare or the insurance companies decline to provide reimbursement for our products and related treatments, our ability to commercialize our products would be adversely affected. There can be no assurance that our products and related treatments will be eligible for reimbursement.

         There has been a trend toward declining government and private insurance expenditures for many healthcare items. Third-party payors are increasingly challenging the price of medical products and services.

         If purchasers or users of our products and related treatments are not able to obtain appropriate reimbursement for the cost of using such products and related treatments, they may forgo or reduce such use. Even if our products and related treatments are approved for reimbursement by Medicare and private insurers, of which there can be no assurance, the amount of reimbursement may be reduced at times, or even eliminated. This would have a material adverse effect on our business, financial condition, and results of operations.

         Significant uncertainty exists as to the reimbursement status of newly approved healthcare products, and there can be no assurance that adequate third-party coverage will be available.

     COMPETITION IN OUR TARGET MARKETS IS INTENSE, AND DEVELOPMENTS BY OTHER COMPANIES COULD RENDER OUR PRODUCT CANDIDATES OBSOLETE.

         The industry that we compete in is not a static environment, and market share can change rapidly if competing products are introduced. There can be no assurance that we can avoid intense competition from other medical technology companies, pharmaceutical or biotechnology companies, universities, government agencies, or research organizations, and from other technological advances that could render our technology uneconomical or obsolete. Many of these competitors have substantially greater financial and/or other resources. Our competitors may succeed in developing technologies and products that are more effective or cheaper to use than any that we may develop. These developments could render our products obsolete and uncompetitive, which would have a material adverse effect on our business, financial condition and results of operations. In addition, there are numerous existing therapies for chronic heart failure, PAD, and neurological diseases, and others are being developed.

     WE ARE SUBJECT TO EXPOSURE TO PRODUCT LIABILITY CLAIMS.

         We face an inherent business risk of exposure to product liability and other claims in the event that the development or use of our technology or prospective products or therapies results, or is alleged to have resulted, in adverse effects. While we have taken, and will continue to take, what we believe are appropriate precautions, there can be no assurance that we will avoid significant liability exposure. Although we currently carry product liability insurance for clinical trials, there can be no assurance that we have sufficient coverage, or can in the future obtain sufficient coverage at a reasonable cost. An inability to obtain product liability insurance at an acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products we develop. A product liability claim could have a material adverse effect on our business, financial condition, and results of operations.

     WE DO NOT HAVE COMMERCIAL-SCALE MANUFACTURING CAPABILITY, AND WE LACK COMMERCIAL MANUFACTURING EXPERIENCE.

         We currently rely upon single sources for the supply of some of the components required to manufacture and use our products. For example, we currently rely on a single subcontractor for the disposable cartridges that are components of the Celacade(TM) technology. The establishment of additional or replacement suppliers for certain materials, components, subassemblies, assemblies, supplies or finished products cannot be accomplished quickly, largely due to the regulatory approval systems and the complex nature of the manufacturing processes employed by many suppliers. The failure to obtain sufficient quantities of component materials on commercially reasonable terms could have a material adverse effect on our clinical studies, business, financial condition, and results of operations.

         If we are successful in developing the markets for our products, including through our collaboration with Ferrer, we would have to arrange for their appropriate scaled-up manufacture. There can be no assurance that we will, on a timely basis, be able to produce commercial quantities successfully or be able to arrange for contract manufacturing. On the basis of our planning to date, we believe our contractors will be able to manufacture our medical devices and single-use disposable cartridge for initial commercialization through the collaboration with Ferrer. Potential difficulties experienced by us in manufacturing scale-up, including recalls or safety alerts, could have a material adverse effect on our business, financial condition, and results of operations.

         The manufacture of our products involves a number of steps and requires compliance with stringent quality control specifications imposed by the FDA and other regulatory agencies. Moreover, our products can only be manufactured in a facility that has undergone a satisfactory inspection by the FDA and other relevant regulatory authorities. For these reasons, we would not be able to replace our manufacturing capacity quickly if we were unable to use our manufacturing facilities as a result of a fire, natural disaster (including an earthquake), equipment failure, or other difficulty, or if such facilities are deemed not in compliance with the regulatory requirements and the non-compliance could not be rapidly rectified. Our inability or reduced capacity to manufacture our products would have a material adverse effect on our business, financial condition, and results of operations.

         We expect to enter into additional arrangements with contract manufacturing companies in order to meet requirements for our products or to attempt to improve manufacturing efficiency. If we choose to contract for manufacturing services and encounter delays or difficulties in establishing relationships with manufacturers to produce, package, and distribute our finished products, then clinical trials, market introduction, and subsequent sales of such products would be adversely affected. Further, contract manufacturers must also operate in compliance with the FDA and other regulatory requirements. Failure to do so could result in, among other things, the disruption of product supplies. Our potential dependence upon third parties for the design and/or manufacture of our products may adversely affect our profit margins and our ability to develop and deliver such products on a timely and competitive basis.

     WE HAVE LIMITED SALES, MARKETING, AND DISTRIBUTION EXPERIENCE.

         We have limited experience in the sales, marketing, and distribution of pharmaceutical or medical device products. Except through our collaboration with Ferrer, there can be no assurance that we will be able to establish sales, marketing, and distribution capabilities or make arrangements with our collaborators, licensees, or others to perform such activities or that such efforts will be successful. If we decide to market any of our products directly, we must either acquire or internally develop a marketing and sales force with technical expertise and with supporting distribution capabilities. The acquisition or development of a sales and distribution infrastructure would require substantial resources, which may divert the attention of our management and key personnel, and have a negative impact on our product development efforts. If we contract with third parties for the sales and marketing of our products, as we have done with Ferrer, our revenues will be dependent on the efforts of these third parties, whose efforts may not be successful. If Ferrer is unsuccessful, and if we fail to establish successful marketing and sales capabilities or to make arrangements with other third parties, our business, financial condition and results of operations will be materially adversely affected.

     OUR STRATEGIC ALLIANCE WITH QUEST DIAGNOSTICS INCORPORATED MAY NOT BE SUCCESSFUL.

         To develop a potential secondary point of care for integration of our Celacade(TM) technology, we formed a strategic alliance in November 2001 with Quest Diagnostics Incorporated in the United States on an exclusive basis. The purpose of this alliance is to establish an outpatient delivery model to accommodate patient referrals outside hospital clinics and cardiology practises. The final terms of this alliance are not yet established and are the subject of continued discussion between the two companies. Should we not finalize the terms of this strategic alliance, or should the strategic alliance not ultimately be successful, our business may be adversely affected.

     IF OUR PRODUCTS DO NOT GAIN MARKET ACCEPTANCE, WE MAY BE UNABLE TO GENERATE SIGNIFICANT REVENUES.

         We may not yet have the required clinical data and results to successfully market our Celacade(TM) technology in any jurisdiction; future clinical or preclinical results may be negative or insufficient to allow us to successfully market any of our product candidates; and obtaining needed data and results may take longer than planned, and may not be obtained at all.

         Even if our products are approved for sale, they may not be successful in the marketplace. Market acceptance of any of our products will depend on a number of factors, including demonstration of clinical effectiveness and safety; the potential advantages of our products over alternative treatments; the availability of acceptable pricing and adequate third-party reimbursement; and the effectiveness of marketing and distribution methods for the products. If our products do not gain market acceptance among physicians, patients, and others in the medical community, our ability to generate significant revenues from our products would be limited.

     WE MAY NOT ACHIEVE OUR PROJECTED DEVELOPMENT GOALS IN THE TIME FRAMES WE ANNOUNCE AND EXPECT.

         We set goals for and make public statements regarding timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving product development, manufacturing or marketing milestones necessary to commercialize our products. There can be no assurance that our clinical trials will be completed, that we will make regulatory submissions or receive regulatory approvals as planned, or that we will be able to adhere to our current schedule for the scale-up of manufacturing and launch of any of our products. If we fail to achieve one or more of these milestones as planned, the price of our common shares could decline.

     OUR BUSINESS INVOLVES THE USE OF HAZARDOUS MATERIAL, WHICH REQUIRES US TO COMPLY WITH ENVIRONMENTAL REGULATIONS.

         Although we do not currently manufacture commercial quantities of our products, we produce limited quantities of such products for our clinical trials. Our research and development processes involve the controlled storage, use, and disposal of hazardous materials and hazardous biological materials. We are subject to laws and regulations governing the use, manufacture, storage, handling, and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could exceed our resources. There can be no assurance that we will not be required to incur significant costs to comply with current or future environmental laws and regulations, or that our business, financial condition, and results of operations will not be materially or adversely affected by current or future environmental laws or regulations.

         Our insurance may not provide adequate coverage with respect to environmental matters.

     ENVIRONMENTAL REGULATION COULD HAVE A MATERIAL ADVERSE EFFECT ON THE RESULTS OF OUR OPERATIONS AND OUR FINANCIAL POSITION.

         We are subject to a broad range of environmental regulations imposed by federal, state, provincial, and local governmental authorities. Such environmental regulation relates to, among other things, the handling and storage of hazardous materials, the disposal of waste, and the discharge of contaminants into the environment. Although we believe that we are in material compliance with applicable environmental regulation, as a result of the potential existence of unknown environmental issues and frequent changes to environmental regulation and the interpretation and enforcement thereof, there can be no assurance that compliance with environmental regulation or obligations imposed thereunder will not have a material adverse effect on us in the future.

     THERE ARE RISKS RELATED TO THE HANDLING OF BLOOD.

         Our clinical trials involve the withdrawal of a small sample of a patient's blood cells into our Celacade(TM) single-use disposable cartridge, exposure of such blood cells to our controlled treatment process utilizing our proprietary Celacade(TM) therapeutic device and then re-administration of such blood cells to the patient intramuscularly. There are risks associated with the handling of human blood that may contain infectious agents, notwithstanding the sterile techniques employed in our clinical trials. While we believe that our processes and safety procedures for handling human blood are adequate to ensure against infection of the patient and our clinical staff, there is a risk that such procedures will fail and will result in infection. In the event of such infection, we could be held liable for any damages that result, and any such liability could exceed our resources.

RISKS RELATING TO THIS OFFERING

     OUR SHARE PRICE HAS BEEN HIGHLY VOLATILE AND AN INVESTMENT IN OUR UNITS COULD SUFFER A DECLINE IN VALUE.

         The trading price of our common shares has been highly volatile and could continue to be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

         o announcements by us of results of, and developments in, our research and development efforts, including results and adequacy of, and developments in, our clinical trials and progress towards health regulatory approval;

         o announcements related to progress towards commercialization of our products;

         o sales of our common shares, including in connection with further financings;

         o    announcements regarding new or existing corporate partnerships;

         o actual or anticipated period-to-period fluctuations in financial results;

         o    litigation or threat of litigation;

         o failure to achieve, or changes in, financial estimates by securities analysts;

         o announcements regarding new or existing products or services or technological innovations by us or our competitors;

         o comments or opinions by securities analysts or members of the medical community;

         o conditions or trends in the pharmaceutical, biotechnology and life science industries;

         o announcements by us of significant acquisitions, joint ventures or capital commitments;

         o    additions or departures of key personnel;

         o    economic and other external factors or disasters or crises;

         o    limited daily trading volume; and

         o developments regarding our patents or other intellectual property or that of our competitors.

         In addition, the stock market in general and the market for biotechnology companies in particular, have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, there has been significant volatility in the market prices of securities of life science companies. Factors such as the results and adequacy of our preclinical studies and clinical trials, as well as those of our collaborators, or our competitors; other evidence of the safety or effectiveness of our products or those of our competitors; announcements of technological innovations or new products by us or our competitors; governmental regulatory actions; developments with our collaborators; developments (including litigation) concerning our patent or other proprietary rights or those of our competitors; concern as to the safety of our products; changes in estimates of our performance by securities analysts; market conditions for biotechnology stocks in general; and other factors not within our control could have a significant adverse impact on the market price of our common shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs, potential liabilities and the diversion of management's attention and resources.

     THERE MAY NOT BE AN ACTIVE, LIQUID MARKET FOR OUR COMMON SHARES.

         There is no guarantee that an active trading market for our common shares will be maintained on NASDAQ or the TSX. Investors may not be able to sell their shares quickly or at the latest market price if trading in our common shares is not active.

     FUTURE ISSUANCES OF OUR COMMON SHARES COULD ADVERSELY AFFECT THE TRADING PRICE OF OUR COMMON SHARES AND COULD RESULT IN SUBSTANTIAL DILUTION TO OUR SHAREHOLDERS.

         For example, on May 17, 2007 the closing market price of our common shares on NASDAQ was US$3.16. On May 18, 2007, the date this offering was announced, the closing market price of our common shares on NASDAQ was US$2.75.

         We expect to issue substantial amounts of common shares in the future.

         As of May 16, 2007 we had:

         o    17.5 million common shares issued and outstanding;

         o 0.8 million common shares reserved for issuance upon the exercise of outstanding options granted under our stock option plans, which have a weighted average exercise price of C$25.50 per share;

         o in addition to the shares reserved for issuance upon the exercise of options outstanding that were granted under our stock option plans, 1.1 million common shares reserved for future issuance under our stock option plans;

         o 2.8 million common shares reserved for issuance upon the exercise of 2.5 million warrants outstanding, which have a weighted average exercise price of U.S.$9.10 per common share. Of these warrants, 471,999 are exercisable at a price of U.S.$19.90 per share, 39,000 are exercisable at a price of U.S.$20.60 per share (which exercise price, in each case, will be adjusted as a result of this offering and following this offering will be U.S.$13.59 and U.S.$14.05, respectively). The exercise price of the other warrants is not subject to adjustment as a result of this offering. See "Description of Purchaser Warrants";

         o 52,631 common shares issuable upon the exercise of restricted stock units outstanding granted under our 2003 employee stock option plan;

         o 65,612 common shares reserved for issuance upon the exercise of directors' deferred share units granted under our directors' deferred share unit and stock plan, which have a fair market value of C$0.2 million; and

         o in addition to the common shares reserved for issuance upon the exercise of directors' deferred share units referred to in the preceding bullet point, 56,992 common shares reserved for future issuance under our directors' deferred share unit and stock plan.

     WE MAY NOT MEET NASDAQ'S CONTINUED LISTING REQUIREMENTS.

         Failure to meet the applicable quantitative and/or qualitative maintenance requirements of NASDAQ could result in our common shares being delisted from NASDAQ. If delisted from NASDAQ, our common shares may be eligible for trading on other over-the-counter markets in the United States, although there can be no assurance that our common shares will be eligible for trading on any such alternative exchanges or markets in the United States.

         In the event that we are not able to obtain a listing on another U.S. stock exchange or quotation service for our common shares, it may be extremely difficult or impossible for shareholders to sell their common shares in the United States. Moreover, if we are delisted and obtain a substitute listing for our common shares in the United States, it will likely be on a market with less liquidity, and therefore potentially more price volatility, than NASDAQ. Shareholders may not be able to sell their common shares on any such substitute U.S. market in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market. As a result of these factors, if our common shares are delisted from NASDAQ, the price of our common shares is likely to decline. In addition, a decline in the price our common shares will impair our ability to obtain financing in the future.

                           EXCHANGE RATE INFORMATION

         The following table sets forth: (i) the noon exchange rates for one Canadian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated, as quoted by the Bank of Canada; (ii) the high and low noon exchange rates during such periods as quoted by the Bank of Canada; and (iii) the average noon exchange rates for such periods.


                               QUARTER           YEAR ENDED NOVEMBER 30,
                                ENDED            -----------------------
                             FEBRUARY 28,
                                2007          2006         2005         2004
                             ------------ ------------ ------------ ------------
      Period End...........    0.8547        0.8760       0.8566       0.8401
      High.................    0.8759        0.9099       0.8613       0.8493
      Low..................    0.8437        0.8522       0.7872       0.7159
      Average..............    0.8569        0.8812       0.8222       0.7637

The average exchange rate is calculated based on the last business day of each month for the applicable period. On May 17, 2007 the noon exchange rate for one Canadian dollar, expressed in U.S. dollars quoted by the Bank of Canada was $0.9110. See "About This Prospectus Supplement".

                          DESCRIPTION OF SHARE CAPITAL

         Our authorized share capital consists of an unlimited number of common shares, all without nominal or par value. As at May 16, 2007, 17.5 million common shares were issued and outstanding (excluding any common shares issuable upon the exercise of outstanding warrants, options and restricted stock units granted under our stock option plans and deferred share units granted under our directors' deferred share unit and stock plan).

         COMMON SHARES. Each common share entitles the holder thereof to one vote at any meeting of the shareholders of the Company. The common shares are entitled to receive, as and when declared by our board of directors, dividends in such amounts as shall be determined by our board of directors. The holders of common shares have the right to receive the remaining property of the Company in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary.

         WARRANTS. At May 16, 2007, there were 2.8 million common shares reserved for issuance upon the exercise of 2.5 million warrants outstanding, which have a weighted average exercise price of U.S.$9.10 per common share. Of these warrants, 471,999 are exercisable at a price of U.S.$ 19.90 per share, 39,000 are exercisable at a price of U.S.$ 20.60 per share (which exercise price, in each case, will be adjusted as a result of this offering and following this offering will be U.S.$13.59 and U.S.$14.05, respectively). The exercise price of the other warrants is not subject to adjustment as a result of this offering. See "Description of the Purchaser Warrants".

         OPTIONS. At May 16, 2007, there were 0.8 million common shares issuable upon the exercise of outstanding options granted under our stock option plans, which have a weighted average exercise price of C$25.50 per common share, and up to 1.1 million additional common shares were reserved for future issuance under our stock option plans.

         RESTRICTED STOCK UNITS. At May 16, 2007, there were 52,631 common shares issuable upon the exercise of outstanding restricted stock units granted under our 2003 employee stock option plan.

         DIRECTORS' DEFERRED SHARE UNITS. At May 16, 2007, there were 65,612 common shares issuable upon the exercise of outstanding deferred share units granted under our directors' deferred share unit and stock plan ( which have a fair market value of C$0.2 million) and up to 56,992 additional common shares were reserved for future issuance under our directors' deferred share unit and stock plan.

         SHAREHOLDER RIGHTS PLAN. We adopted, effective November 22, 2000, a shareholder rights plan which was subsequently amended on May 7, 2003 and on March 22, 2006. Unless otherwise extended with the approval of our shareholders, the rights plan and the rights issued thereunder will expire at the close of our annual meeting of shareholders to be held in 2009, unless the rights are terminated, redeemed, or exchanged earlier by our board of directors.

                     DESCRIPTION OF THE PURCHASER WARRANTS

         Warrant certificates in respect of purchaser warrants to be issued in favour of purchasers of units in this offering will provide that each whole purchaser warrant represents the right, during the term of the warrant, to purchase one common share at a price of U.S.$3.16 per common share. Up to 3,688,052 common shares in aggregate are issuable upon due exercise of the purchaser warrants. Any purchaser warrant which remains unexercised on the fifth anniversary of its date of issue will terminate and be of no further force or effect. Additionally, in connection with this offering, we will issue to the placement agents 295,044 compensation warrants to purchase common shares at U.S.$3.81468 per share. These warrants will expire on the third anniversary of their date of issue. See "Plan of Distribution".

         Purchaser warrants may be exercised by delivery to us, as provided in the warrant certificate, of the exercise price, together with certain information as required in the warrant certificate evidencing those purchaser warrants. Purchaser warrants will be deemed to have been exercised upon receipt of the exercise price, subject to the receipt of the warrant certificate evidencing those purchaser warrants within five business days. Upon receipt of payment and a properly completed and duly executed notice of exercise and all other applicable documentation, we will, within three business days, issue and deliver the common shares purchasable upon that exercise. If fewer than all of the purchaser warrants represented by a warrant certificate are exercised, a replacement warrant certificate will be issued and delivered for the remaining amount of purchaser warrants.

         The number of common shares issuable on exercise of the purchaser warrants and the exercise price are subject to revision upon the occurrence of any share split, share consolidation, stock dividend or share reorganization. Fractional common shares are not issued upon the exercise of purchaser warrants.

                                USE OF PROCEEDS

         As of April 30, 2007, we had a cash balance of C$20.6 million (U.S$18.6 million). We estimate that the net proceeds to us from this offering will be approximately C$16.1 million (U.S.$14.6 million), after deducting certain cash fees due to the placement agents and our estimated offering expenses, as described in "Plan of Distribution". We intend to use any net proceeds from the sale of units offered by this prospectus supplement and the accompanying prospectus for working capital purposes, including the following:

         o to fund the continued development and commercialization of our Celacade(TM) technology;

         o    to fund the continued development of VP025; and

         o    for general corporate purposes.

         The amounts  actually  expended for the purposes  described  above may vary significantly depending on, among other things, the progress of our research and development programs, regulatory filings and approvals, technological advances, activities in anticipation of the commercialization of our products, the terms of any collaborative or in-licensing arrangements and the status of competitive products.

                                    DILUTION

         If you invest in our units, your interest will be diluted by an amount equal to the difference between the public offering price and the net tangible book value per share of common shares after this offering. We calculate net tangible book value per share by dividing our net tangible book value (total assets less intangible assets and total liabilities) by the number of outstanding common shares.

         Our net tangible book value at February 28, 2007 was C$23.7 million, or C$1.369 per common share. After giving effect to the sale of units in this offering at the fixed price of C$3.25375 per unit, and our receipt of the net proceeds from the sale of those units (and without giving effect to the exercise of the purchaser warrants issued pursuant to such units or to the warrant issued as compensation to the placement agents), our adjusted net tangible book value at February 28, 2007 would be C$39.8 million, or C$1.789 per share. This represents an immediate increase in pro forma net tangible book value of C$0.42 per share to existing shareholders and an immediate and substantial dilution of C$1.78 per share to new investors. The following table illustrates this per share dilution:

Public offering price per share........................................   C$3.25375
Net tangible book value per share at February 28, 2007.................     C$1.369
Increase in net tangible book value per share attributable to offering.      C$0.42
Pro forma net tangible book value per share as of February 28, 2007,
after giving effect to the offering....................................     C$1.789
Dilution per share to new investors in the offering....................      C$1.78

These calculations exclude:

         o 2.8 million common shares issuable upon the exercise of 2.5 million warrants outstanding as of May 16, 2007, which have a weighted average exercise price of U.S.$9.10 per common share. Of these warrants, 471,999 are exercisable at a price of U.S.$19.90 per share and 39,000 are exercisable at a price of U.S.$20.60 per share (which exercise price, in each case, will be adjusted as a result of this offering and following this offering will be U.S.$13.59 and U.S.$14.05, respectively). The exercise price of the other warrants is not subject to adjustment as a result of this offering. See "Description of the Purchaser Warrants";

         o 0.8 million common shares issuable upon the exercise of options outstanding as of May 16, 2007 granted under our stock option plans, which have a weighted average exercise price of C$25.50 per common share;

         o 52,631 common shares issuable upon the exercise of outstanding restricted stock units granted under our 2003 employee stock option plan;

         o 65,612 common shares issuable upon the exercise of deferred share units outstanding as of May 16, 2007 granted under our directors' deferred share unit and stock plan, which have a fair market value of C$0.2 million;

         o up to 1.1 million additional common shares reserved for future issuance under our stock option plans; and

         o up to 56,992 additional common shares reserved for future issuance under our directors' deferred share unit and stock plan.

                                 CAPITALIZATION

The following table sets forth our consolidated capitalization as of February 28, 2007 after giving effect to the one-for-ten reverse split (consolidation) that occurred on April 17, 2007 derived from the unaudited interim consolidated financial statements as amended for the share consolidation. The pro forma columns give effect to the repayment of the senior convertible notes made subsequent to the balance sheet date; and to the offering. The information in this table should be read in conjunction with the amended unaudited interim consolidated financial statements for the three-month period ended February 28, 2007 and the respective accompanying notes thereto incorporated by reference into this prospectus supplement.

                                AS OF                          PRO FORMA AS                         PRO FORMA AS
                             FEBRUARY 28,  PRO FORMA          AT FEBRUARY 28,  PRO FORMA          AT FEBRUARY 28,
                                 2007     ADJUSTMENTS  NOTES      2007        ADJUSTMENTS  NOTES       2007
                             ------------ ----------- ------ ---------------- ----------- ------ ----------------
                                              (1)                                (2)
In $000's
    DEBT:
   Senior convertible notes
     payable                 $   3,003     $ (3,003)    1(a)  $           -   $        -          $            -
   SHAREHOLDERS' EQUITY
   Share capital               352,292        3,219     1(a)        355,511        9,924     2           365,435
                               (17,317         (157                 (17,474       (4,917     2           (22,391
                                shares)      shares)                 shares)      shares)                 shares)
   Stock options                11,088            -     1(b)         11,088            -                  11,088
   Equity component of
     senior convertible
     notes payables                520         (520)    1(a)              -            -                       -
   Warrants                     11,390            -     1(b)         11,390        6,139     2            17,529
                                (2,927            -                  (2,927       (3,983     2            (6,910
                              warrants)                            warrants)    warrants)               warrants)
   Contributed surplus           9,302          520     1(a)          9,822            -                   9,822
   Deficit                    (360,684)        (515)    1(a)       (361,199)           -                (361,199)
   TOTAL SHAREHOLDERS'
     EQUITY                     23,908            -       -          26,612            -                  42,675
   TOTAL CAPITALIZATION         26,911            -       -          26,612            -                  42,675

NOTES:

1. The following pro forma adjustments give effect to material debt and equity transactions that occurred subsequent to February 28, 2007:

         (a) Subsequent to February 28, 2007, the Company repaid in full the senior convertible notes of C$3.0 million as a result of making final instalment payments. The instalment payments were settled by way of cash of C$0.2 million and the issuance of 0.6 million common shares having an aggregate fair value of C$3.3 million. The Company recognized an aggregate loss of C$0.5 million on the extinguishment of the principal portion of the notes. As a result of the senior convertible notes being repaid, the equity component of the notes was reduced to nil and the contributed surplus was increased to C$0.5 million.

         (b) These pro forma adjustments do not give effect to the issuance, exercise or cancellation of warrants and other share-based compensation payments, other than those related to the offering, during the period subsequent to February 28, 2007.

2. As a result of this offering, we will issue 4.9 million common shares and 3.7 million purchaser warrants for gross proceeds of C$17.6 million (U.S.$16.0 million). The net proceeds are estimated to be approximately C$16.1 million (U.S.$14.6 million) after deducting cash fees and commissions and other expenses of this offering of approximately C$1.5 million (U.S.$1.4 million). We also issued 0.3 million warrants with a fair market value of $0.7 million to the placement agents. The net proceeds will be allocated to the common shares and the purchaser warrants based on their relative fair values in accordance with Canadian generally accepted accounting principles ("GAAP"). After giving pro forma effect to this offering, as at February 28, 2007, there will be 22.4 million common shares outstanding with a carrying value of C$365.4 million and 6.9 million warrants outstanding with a carrying value of C$17.5 million. The exercise price of the warrants is set in US dollars. While this has no impact on the accounting for the warrants under Canadian GAAP, the warrants are considered to be indexed to both the capital stock of the Company and a foreign currency and therefore they will be accounted for as liabilities and measured at fair value in accordance with United States GAAP.

         Our Canadian GAAP accounting policies with respect to the notes and the warrants are more fully described in note 8 of our audited consolidated financial statements as at November 30, 2006 and 2005 and for each of the years in the three-year period ended November 30, 2006 and for the period from December 1, 1987 to November 30, 2006 incorporated by reference in this prospectus supplement.

         Differences in our accounting policies between Canadian and United States GAAP as they relate to the senior convertible notes and shareholders' equity included in our capitalization are set out in note 17 to our annual consolidated financial statements, incorporated by reference in this prospectus supplement.

                              PLAN OF DISTRIBUTION

OFFERING

         We are offering our units, each of which consists of one common share and 0.75 of one purchaser warrant expiring on the date which is five years following its date of issue, through the placement agents. The units are being offered for sale only in the United States and not in Canada. Each whole purchaser warrant will entitle its owner to purchase one common share for U.S.$3.16 per share. Pursuant to an engagement agreement, we engaged Rodman & Renshaw, LLC and JMP Securities LLC, who we refer to as the placement agents, as our exclusive agents in connection with this offering. In connection with this offering and pursuant to the engagement agreement, we will pay fees to the placement agents, which fees include the compensation warrants, who have worked solely on a "reasonable best efforts" basis to arrange for the sale of up to 4,917,405 units. The placement agents are not purchasing or selling any units by this prospectus supplement or the accompanying prospectus, nor are they required to arrange for the purchase and sale of any specific number or dollar amount of units.

         Confirmations and this prospectus supplement and the accompanying prospectus will be delivered, or otherwise made available, to all purchasers who agree to purchase units, informing purchasers of the closing date as to such units. We currently anticipate that closing of the sale of units will take place on or about May 24, 2007. Purchasers will also be informed of the date and manner in which they must transmit the purchase price for their units. On the scheduled closing date, the following will occur:

         o we will receive funds in the amount of the aggregate purchase price;

         o we will pay the placement agents' fee and issue the compensation warrants in accordance with the terms of our agreement with the placement agents; and

         o    the purchasers will receive the units that they purchased.

         On May 3, 2007, we entered into an engagement agreement with Rodman & Renshaw, LLC and JMP Securities LLC pursuant to which they have agreed to act as exclusive placement agents in connection with the offering of units under this prospectus supplement and the accompanying prospectus. Pursuant to the agreement, we will pay the placement agents an aggregate commission equal to 6.25% of the gross proceeds of the sale of units in the offering and issue compensation warrants to purchase that number of common shares equal to 6% of the aggregate number of common shares sold in the offering. The compensation warrants will be substantially on the same terms as the purchaser warrants offered hereby, except that the compensation warrants shall have an exercise price equal to U.S.$3.81468, shall expire on the date which is three years following the date of issue and will otherwise comply with NASD Rule 2710
(g)(1) in that for a period of six months after the issuance date of the compensation warrants (which shall not be earlier than the closing date of the offering pursuant to which the compensation warrants are being issued), neither the compensation warrants nor any warrant shares issued upon exercise of the compensation warrants shall be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of the offering pursuant to which the compensation warrants are being issued, except the transfer of any security:

         i. by operation of law or by reason of reorganization of the Company;

         ii. to any NASD member firm participating in this offering and the officers or partners thereof, if all securities so transferred remain subject to the lock-up restriction described above for the remainder of the time period;

         iii. if the aggregate amount of securities of the Company held by the placement agents or related persons do not exceed 1% of the securities being offered;

         iv. that is beneficially owned on a pro-rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund, and participating members in the aggregate do not own more than 10% of the equity in the fund; or

         v. the exercise or conversion of any security, if all securities received remain subject to the lock-up restriction set forth above for the remainder of the time period.


For greater certainty, the compensation warrants and the common shares issuable upon exercise thereof will be registered with the SEC under our registration statement on Form F-10. We have also agreed to reimburse the placement agents for up to a maximum of U.S.$20,000 of expenses incurred in connection with the offering. The estimated offering expenses payable by us, in addition to the placement agents' fees, are U.S.$0.4 million, which include legal, accounting and printing costs and various other fees associated with registering the units and listing the common shares.

         The following table sets forth the cash fee to be paid to the placement agents for this offering on a per unit basis and assuming all of the units offered hereby are sold at the closing.

                                            PER UNIT         MAXIMUM TOTAL
                                            --------         -------------
                  Agents' Fees              $0.20336          $1,000,000

         In addition, the placement agents will also receive the compensation warrants and expense reimbursements described above. The maximum compensation that we will pay any NASD member firm is 8% of the gross proceeds of any offering under the shelf registration of which this prospectus supplement is a part.

         We have agreed to indemnify the placement agents against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or the Securities Act. We may also be required to contribute to payments the placement agents may be required to make in respect of such liabilities.

         The agreement with the placement agents and the form of securities purchase agreement with the purchasers and the form of warrants are included as exhibits to our report on Form 6-K that has been filed with the SEC and such documents have also been with applicable Canadian securities regulatory authorities in connection with this offering.

         The placement agents may be deemed to be underwriters within the meaning of Section 2(a)(11) of the Securities Act and any commissions received by it and any profit realized on the resale of the securities sold by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. As underwriters, Rodman & Renshaw, LLC and JMP Securities LLC would be required to comply with the requirements of the Securities Act and the Securities Exchange Act of 1934, as amended, or the

Exchange Act, including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of common shares and warrants by Rodman & Renshaw, LLC and JMP Securities LLC. Under these rules and regulations, Rodman & Renshaw, LLC and JMP Securities LLC:

         o may not engage in any stabilization activity in connection with our securities; and

         o may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

TRANSFER AGENT

         The transfer agent for our common shares in the United States is Mellon Investor Services LLC.

QUOTATION AND LISTING

         Our common shares are quoted on NASDAQ under the symbol "VSGN" and are listed and posted for trading on the TSX under the symbol "VAS". We have received conditional approval from the TSX to have the common shares being offered for sale pursuant to this prospectus supplement listed on the TSX. Listing will be subject to us fulfilling all the listing requirements of the TSX. The common shares will be quoted on the NASDAQ.

                       CERTAIN INCOME TAX CONSIDERATIONS

UNITED STATES FEDERAL INCOME TAXATION

         The following discussion is a summary of the material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of common shares and purchaser warrants that are acquired in this offering. Except where otherwise stated, this discussion only applies to "U.S. Holders" (as defined below) who hold common shares and purchaser warrants as "capital assets" within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended ("the Code"). This discussion assumes that we are not a "controlled foreign corporation" for U.S. federal income tax purposes. This discussion is intended for general information only and does not discuss all of the tax consequences that may be relevant to the particular circumstances of a U.S. Holder. Furthermore, the discussion does not address special situations that may apply to particular U.S. Holders including, but not limited to, holders subject to the U.S. federal alternative minimum tax, U.S. expatriates, dealers in securities, private foundations, traders in securities who elect to apply a mark-to-market method of accounting, financial institutions, banks, insurance companies, regulated investment companies, partnerships or other pass-through entities, U.S. Holders who own (directly, indirectly or by attribution) 10 per cent or more of the total combined voting power of all classes of our stock entitled to vote, U.S. Holders whose "functional currency" is not the U.S. dollar and persons who hold common shares or purchaser warrants in connection with a "straddle", "hedging", "conversion" or other risk reduction transaction. The following discussion also does not apply to tax-exempt entities except to the extent that certain matters are specifically addressed. This discussion does not address the tax consequences to U.S. Holders of common shares or purchaser warrants under any state, local, foreign and other tax laws and does not address any aspect of U.S. federal tax law other than income taxation. This discussion does not apply to holders who are not U.S. Holders.

         The U.S.  federal  income tax  consequences  set forth below are based upon the Code, existing and proposed Treasury regulations promulgated thereunder, court decisions, revenue rulings and administrative pronouncements of the Internal Revenue Service (the "IRS"), all as in effect on the date hereof and all of which are subject to change or changes in interpretation. Prospective investors should particularly note that any such change or changes in interpretation could have retroactive effect so as to result in U.S. federal income tax consequences different from those discussed below. No advance income tax ruling has been or will be sought or obtained from the IRS with respect to the tax consequences described below and, as a result, there can be no assurance that the IRS will take a similar view as to any of the tax consequences described in the summary.

         AS DISCUSSED IN MORE DETAIL BELOW, WE WERE A PASSIVE FOREIGN INVESTMENT COMPANY ("PFIC") FOR OUR TAXABLE YEAR ENDED NOVEMBER 30, 2006 AND EARLIER YEARS AND WE BELIEVE THAT WE MAY CONTINUE TO BE A PFIC WITH RESPECT TO THE 2007 TAXABLE YEAR AND POTENTIALLY WITH RESPECT TO FUTURE YEARS. IF WE ARE A

PFIC, U.S. HOLDERS OF COMMON SHARES OR PURCHASER WARRANTS WILL BE SUBJECT TO CERTAIN ADVERSE TAX RULES (THE "PFIC RULES"), WHICH ARE DESCRIBED BELOW. A U.S. HOLDER WHO IS EXEMPT FROM U.S. FEDERAL INCOME TAXATION WILL ONLY BE SUBJECT TO THE PFIC RULES IN THE LIMITED CIRCUMSTANCES SET OUT BELOW (SEE "CONSEQUENCES OF PFIC STATUS TO TAX EXEMPT HOLDERS" BELOW). THE PFIC RULES ARE EXTREMELY COMPLEX, AND PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS REGARDING THE POTENTIAL CONSEQUENCES TO THEM OF US BEING CLASSIFIED AS A PFIC.

         As used herein, the term "U.S. Holder" means a beneficial owner of common shares or purchaser warrants that is for U.S. federal income tax purposes:

         o    an individual who is a citizen or resident of the United States;

         o a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia);

         o an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

         o a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all of the substantial decisions of the trust, or (b) the trust has validly made an election to be treated as a U.S. person under the applicable Treasury regulations.

         If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is the holder of common shares or purchaser warrants, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of common shares or purchaser warrants that is a partnership and partners in such partnership should consult their own tax advisers regarding the U.S. federal income tax consequences of holding and disposing of common shares or purchaser warrants.

         Prospective investors are urged to consult their own tax advisers with respect to the particular tax consequences to them of the purchase, ownership and disposition of common shares or purchaser warrants, including the tax consequences under any state, local, foreign and other tax laws.

THE PASSIVE FOREIGN INVESTMENT COMPANY RULES

         CLASSIFICATION AS A PFIC

         A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, either:

         o at least 75% of its gross income is "passive income" (referred to as the "income test"); or

         o on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income (referred to as the "asset test").

         For purposes of the income test and the asset test, if a non-U.S. corporation owns directly or indirectly at least 25% (by value) of the stock of another corporation (a "25% related corporation"), the Non-U.S. corporation will be treated as if it held its proportionate share of the assets of the 25% related corporation and received directly its proportionate share of the income of that 25% related corporation. For this purpose, passive income generally includes, among other items, dividends, interest, rents, royalties and gains from the disposition of assets that give rise to passive income. However, for the purposes of the income test and the asset test, if a non-U.S. corporation owns directly or indirectly more than 50% of the voting power or value of stock of another corporation (a "50% related corporation") passive income does not include any income that is interest, a dividend or a rent or royalty, which is received or accrued from a 50% related corporation to the extent that amount is properly allocable to the income of the 50% related corporation that is not passive income.

         PFIC status will be determined on an annual basis at the close of each of our taxable years and will depend on the composition of our income and assets (and those of our related corporations) and the nature of our activities (and those of our related corporations) from time to time. As a result of earning passive income from investments prior to our receipt of other business revenues, we were a PFIC for our taxable year ended November 30, 2006 and earlier years, and it is possible that we will continue to be a PFIC with respect to the 2007 taxable year, and potentially with respect to future years.

         We intend to make available to U.S. Holders information as to our PFIC status and the PFIC status of any lower-tier non-U.S. subsidiary for any taxable year.

         CONSEQUENCES OF PFIC STATUS TO U.S. HOLDERS OF COMMON SHARES

         Special adverse U.S. federal income tax rules apply to U.S. Holders directly or indirectly owning shares of a PFIC. However, it may be possible to mitigate these consequences by making a so-called Qualified Electing Fund election ("QEF election"), in respect of which, see below. A U.S. Holder who is exempt from U.S. federal income taxation will only be subject to the PFIC rules in the limited circumstances set out below (See "Consequences of PFIC Status to Tax Exempt Holders" below).

         If we are classified as a PFIC for any taxable year during any part of which a U.S. Holder owns common shares, the U.S. Holder will, generally, be required to continue to treat us as a PFIC for the remainder of the U.S. Holder's holding period of such stock even if we cease to be a PFIC in a future year (this is commonly referred to as the "once a PFIC, always a PFIC" rule) unless such U.S. Holder has made (i) an effective QEF election or mark-to-market election with respect to the common shares (each as discussed below), or (ii) a deemed sale election with respect to the common shares on our ceasing to be a PFIC. Under a deemed sale election on us ceasing to be a PFIC, a U.S. Holder would recognize any gain on the common shares as if the common shares were sold at their fair market value at the last day of the last taxable year during which we were a PFIC ("the termination date"). Any gain recognized on the deemed sale would be treated as an "excess distribution" (in respect of which, see below). In this situation a U.S. Holder that recognizes gain on the deemed sale would increase its adjusted tax basis in the common shares by the amount of gain recognized. For purposes of the PFIC rules, an electing U.S. Holder would treat the holding period for the common shares as beginning on the day following the termination date. For other Code purposes, the holding period would include the period before the deemed sale.

         TAX TREATMENT OF EXCESS DISTRIBUTIONS

         If we are treated as a PFIC for any taxable year during any part of which a U.S. Holder owns common shares, the U.S. Holder generally will, in the absence of any other election, be subject to a special tax regime in respect of "excess distributions" relating to such common shares. Excess distributions generally will include the gross amount of dividends or other distributions on the common shares in any taxable year to the extent the amount of such distributions exceeds 125 percent of the average distributions for the three preceding years or, if shorter, the holder's holding period. However, the amount of excess distributions will be zero for the taxable year in which the holder's holding period begins. In addition, gain on a sale or other disposition of common shares generally will be treated as an excess distribution. For this purpose, certain transfers of common shares that otherwise would qualify as tax free will be treated as taxable dispositions.

         Under the excess distribution rules, a U.S. Holder will be required to allocate any excess distributions with respect to common shares to each day during the U.S. Holder's holding period for the common shares on a straight line basis. For this purpose, a U.S. Holder's holding period for common shares acquired upon exercise of purchaser warrants generally will include the holding period during which the U.S. Holder owned the purchaser warrants. Any portion of the excess distribution that is allocable to the current year will be included in the U.S. Holder's gross income for the current year as ordinary income. Any portion of the excess distribution that is allocable to any other year will be taxable at the highest rate of taxation applicable to ordinary income for that year, without regard to the U.S. Holder's other items of income and loss for such year; and this tax will be increased by an interest charge computed by reference to the periods to which the tax is allocable and based on the rates generally applicable to underpayments of tax. Any such interest charge generally will be non-deductible interest expense for individual taxpayers.

         QUALIFIED ELECTING FUND ELECTION

         The special PFIC rules described above for "excess distributions" will not apply to a U.S. Holder if the U.S. Holder makes a QEF election for the first taxable year of the U.S. Holder's holding period for the common shares during which we are a PFIC and we comply with specified reporting requirements. A U.S. Holder that makes a QEF election with respect to us will be currently taxable on its pro rata share of our ordinary earnings and net capital gain (both as determined under U.S. federal income tax principles), at ordinary income and capital gain rates, respectively, for each of our taxable years in which we qualify as a PFIC and as to which the QEF election is effective, regardless of whether the U.S. Holder receives any distributions from us. The U.S. Holder's adjusted tax basis in its common shares will be increased to reflect the income inclusions resulting from the QEF election. A U.S. Holder may further elect, in any given taxable year, to defer payment of the taxes owing as a result of including our undistributed ordinary earnings and undistributed net capital gains currently in income, subject to certain limitations. However, if deferred, the taxes will be subject to an interest charge, which will be non-deductible to U.S. Holders that are not corporations. Distributions of income that previously have been taxed will result in a corresponding reduction of basis in the common shares and will not be subject to tax again as a distribution to the U.S. Holder.

         A QEF Election must be made in a timely manner as specified in applicable Treasury regulations. Generally, the QEF Election must be made in a timely filed federal income tax return of a U.S. Holder for the first taxable year of the foreign corporation during which the corporation was at any time a PFIC. Although a QEF Election may be made after the PFIC's first taxable year that was included in the Electing U.S. Holder's holding period, the Electing US Holder would continue to be subject to the excess distribution rules described above unless the U.S. Holder makes a deemed sale election, which would result in a deemed disposition of the PFIC stock to which the excess distribution rules may apply. We intend to comply with all applicable record-keeping, reporting and other requirements so that each U.S. Holder may make a QEF election with respect to us. A QEF election applies to all future years of an electing U.S. Holder, unless revoked with the IRS's consent.

         MARK-TO-MARKET ELECTION

         If we are a PFIC, a U.S. Holder of common shares that constitute "marketable stock" may, as an alternative to the QEF election, avoid the "excess distribution rules", at least in part, by electing under the PFIC rules to recognize any gain or loss on its common shares on a mark-to-market basis at the end of each taxable year, so long as the common shares are regularly traded on a qualifying exchange. Under applicable Treasury regulations, a "qualified exchange" includes a national securities exchange that is registered with the SEC or the national market system established under the Securities Exchange Act of 1934, as amended (the "1934 Act") and certain foreign securities exchanges. Currently, our common shares are traded on NASDAQ, which is a "qualified exchange." Under applicable Treasury Regulations, PFIC stock traded on a qualified exchange is regularly traded on such exchange for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We cannot assure U.S. Holders that our common shares will be treated as regularly traded stock.

         If the mark-to-market election is available and validly made, the electing U.S. Holder generally would (i) include in gross income, entirely as ordinary income, an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of such taxable year and its adjusted tax basis in the stock, and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the PFIC stock over its fair market value at the end of the taxable year, but only to the extent of the amount previously included in gross income as a result of the mark-to-market election. If a mark-to-market election under the PFIC rules is made, the "excess distribution" rules will not apply to amounts received with respect to the common shares from and after the effective time of the election, and any mark-to-market gains or gains on disposition will be treated as ordinary income for any year in which we are a PFIC. Mark-to-market losses and losses on disposition will be treated as ordinary losses to the extent of the U.S. Holder's prior net mark-to-market gains. Losses in excess of prior net mark-to-market gains will generally not be recognized.

         A mark-to-market election under the PFIC rules applies to all future years of an electing U.S. Holder during which the stock is regularly traded on a qualifying exchange, unless revoked with the IRS's consent. However, a U.S. Holder will not include mark-to-market gain or loss under the PFIC rules with respect to common shares for any taxable year that we are not a PFIC with respect to the U.S. Holder. Furthermore, see below "Lower-Tier PFICs" for the implications for a U.S. Holder making a mark-to market election of any of our subsidiaries being PFICs.

         LOWER-TIER PFICS

         If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, U.S. Holders of common shares generally would be deemed to own, and also would be subject to the PFIC rules with respect to, their indirect ownership interests in that lower-tier PFIC. If we are a PFIC and a U.S. Holder of common shares does not make a QEF election in respect of a lower-tier PFIC, the U.S. Holder could incur liability for the deferred tax and interest charge described above if either (i) we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or (ii) the U.S. Holder disposes of all or part of its common shares. If a valid QEF election was made in respect of a lower-tier PFIC, a U.S. Holder would be subject to the QEF rules described above with respect to the U.S. Holder's pro rata share of the ordinary earnings and net capital gains of the lower-tier PFIC, and our earnings which are attributable to distributions from the lower-tier PFIC that had previously been included in the income of an electing U.S. Holder under the QEF rules would generally not be taxed to the U.S. Holder again. We intend to comply with all applicable record-keeping, reporting and other requirements so that each U.S. Holder may make a QEF election with respect to any lower-tier PFIC.

         A mark-to-market election under the PFIC rules with respect to common shares would not apply to a lower-tier PFIC, and a U.S. Holder would not be able to make such a mark-to-market election in respect of its indirect ownership interest in that lower-tier PFIC. Consequently, U.S. Holders of common shares could be subject to the PFIC rules with respect to income of the lower-tier PFIC the value of which already had been taken into account indirectly via mark-to-market adjustments. Similarly, if a U.S. Holder made a mark-to-market election under the PFIC rules in respect of the common shares and made a QEF election in respect of a lower-tier PFIC, that U.S. Holder could be subject to current taxation in respect of income from the lower-tier PFIC the value of which already had been taken into account indirectly via mark-to-market adjustments. U.S. Holders are urged to consult their own tax advisers regarding the issues raised by lower-tier PFICs.

COST BASIS OF THE COMMON SHARES AND PURCHASER WARRANTS

         The cost basis of the common shares and purchaser warrants will be the purchase price paid by each U.S. Holder for the units. Purchasers of units will be required to allocate the price paid for such units between the common shares and purchaser warrants in accordance with the relative fair market value of the common shares and purchaser warrants on the date of purchase.


TAXATION OF U.S. HOLDERS OF COMMON SHARES (INCLUDING COMMON SHARES ACQUIRED UPON EXERCISE OF PURCHASER WARRANTS)

         TAXATION OF DIVIDENDS

         If we were to make a distribution on the common shares, and if a U.S. Holder's holding period for its common shares (including, for this purpose, its holding period for the purchaser warrants that were exercised to obtain common shares) includes any portion of a taxable year for which we were a PFIC, a portion of the distribution payable to the U.S. Holder may be subject to tax as an "excess distribution" under the PFIC rules, unless the U.S. Holder makes an "effective" QEF election or mark-to-market election (described above) in respect of its common shares, or a deemed sale election was made by the U.S. Holder on our ceasing to be a PFIC.

         Any portion of a distribution that does not constitute an "excess distribution" will be taxable as ordinary foreign source dividend income upon receipt to the extent of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. In the event that the distributions on our common shares exceed the amount of our current and accumulated earnings and profits, the excess will be treated first as a non-taxable return of capital to the extent of the U.S. Holder's tax basis in the common shares, and thereafter as capital gain.

         Any tax withheld by Canadian taxing authorities with respect to distributions on our common shares may, subject to a number of complex limitations, be claimed as a foreign tax credit against a U.S. Holder's U.S. federal income tax liability or may be claimed as a deduction for U.S. federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by us on our common shares will generally be treated for U.S. foreign tax credit purposes as foreign source "passive" (or possibly "financial services") income (for taxable years starting after December 31, 2006, the number of separate foreign tax credit limitation baskets will be reduced to two). The rules regarding U.S. foreign tax credits are very complex. U.S. Holders should consult their own tax advisors concerning the implications of U.S. foreign tax credit rules in light of their particular circumstances.

         Dividends paid by us will not be eligible for the dividends-received deduction generally allowed to U.S. Holders that are corporations. However, dividends in respect of our common shares paid to certain non-corporate U.S. Holders (including individuals) in taxable years beginning before January 1, 2011 may qualify for preferential rates of U.S. federal income tax provided that (a) the dividends are not paid in respect of a taxable year for which we are a PFIC, or was treated in the prior taxable year (including, possibly, years for which, or for the year preceding which, we are treated as a PFIC to a U.S. Holder solely as a result of the "once a PFIC, always a PFIC" rule) and
(b) either (i) the common shares are readily tradable on an established securities market in the United States, or (ii) we are eligible for the benefits of the income tax treaty between Canada and the United States (and, in either case, provided that certain other requirements, including with respect to a U.S. Holder's holding period for the common shares, are satisfied). We believe that our common shares currently are readily tradable on an established securities market in the United States. However, as stated above, we may be a PFIC for the 2007 taxable year and for future years.

         Taxable dividends paid in a currency other than the U.S. dollar will be included in the gross income of the U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the U.S. Holder receives the dividend, regardless of whether such currency is actually converted into U.S. dollars. Gain or loss, if any, realized on a sale or other disposition of the foreign currency will be ordinary income or loss, and will be U.S. source income or loss for U.S. foreign tax credit purposes.

         TAXATION OF GAIN ON SALE OR OTHER DISPOSITION

         If a U.S. Holder's holding period for its common shares (including its holding period for the purchaser warrants that were exercised to obtain common shares) includes any portion of a taxable year for which we were a PFIC (and provided that no deemed sale election was made by the U.S. Holder subsequent to our ceasing to be a PFIC), any gain realized by the U.S. Holder on a sale or other disposition of the common shares will be subject to tax as an "excess distribution" under the PFIC rules, unless the U.S. Holder of common shares makes an "effective" QEF election or mark-to-market election (described above) with respect to the common shares.

         If we are not treated as a PFIC at any time during which a U.S. Holder owns common shares or a deemed sale election has been made by the U.S. Holder on our ceasing to be a PFIC, the U.S. Holder will recognize capital gain or loss on a sale or other disposition of the common shares of an amount equal to the difference, if any, between the amount realized on the sale or other taxable disposition and such holder's adjusted tax basis in the common shares. Any such gain or loss generally will constitute capital gain or loss, and will be long-term capital gain or loss if the holding period for the common shares exceeds one year at the time of disposition. Certain non-corporate U.S. Holders (including individuals) may qualify for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The deduction of capital losses is subject to limitations under the Code. Any gain realized by a U.S. Holder on a sale or other disposition of the common shares generally will be treated as U.S.-source income for U.S. foreign tax credit purposes.

         REPORTING

         A U.S. Holder who owns common shares during any year that we are a PFIC may need to file an IRS Form 8621 in respect of such common shares.

CONSEQUENCES OF PFIC STATUS TO TAX EXEMPT HOLDERS

         Distributions with respect to common shares, and gain realized from a sale of common shares or purchaser warrants, held by a U.S. Holder that is exempt from U.S. federal income taxation will not be subject to tax as an "excess distribution" unless a dividend with respect to our common shares would be taxable to the tax exempt U.S. Holder under the rules relating to unrelated business taxable income. Tax exempt holders are urged to consult their own tax advisor regarding the consequences to them of us being classified as a PFIC.

CONSEQUENCES OF PFIC STATUS TO U.S. HOLDERS OF PURCHASER WARRANTS

         Special adverse U.S. federal income tax rules apply to U.S. Holders directly or indirectly (including by holding an option to acquire shares in a
PFIC) owning shares of a PFIC. Current Treasury regulations do not permit a U.S. Holder to avoid these rules fully by making a QEF election or Mark-to-Market election with respect to purchaser warrants. A U.S. Holder will be taxed under the generally unfavorable rules described above, including loss of favorable capital gains rates and the imposition of an interest charge, that apply if the U.S. Holder recognizes gain on the sale or other disposition of the purchaser warrants if we were a PFIC at any time during the period the U.S. Holder held the purchaser warrants (see "-- Consequences of PFIC Status to U.S. Holders of Common Shares-- Tax Treatment of Excess Distributions"). The PFIC rules effectively have no impact for U.S Holders who purchase and sell their purchaser warrants within the same taxable year, other than treating any gain recognized upon disposition as "ordinary income" rather than short term capital gain.

         If we are classified as a PFIC for any taxable year during any part of which a U.S. Holder owns purchaser warrants, the U.S. Holder will, generally, be required to continue to treat us as a PFIC for the remainder of the U.S. Holder's holding period of such purchaser warrants even if we cease to be a PFIC in a future year (the "once a PFIC, always a PFIC" rule) unless such U.S. Holder has made a deemed sale election with respect to the purchaser warrants on our ceasing to be a PFIC. Under a deemed sale election on us ceasing to be a PFIC, a U.S. Holder would recognize any gain on the purchaser warrants as if the purchaser warrants were sold at their fair market value at the last day of the last taxable year during which we were a PFIC ("the termination date"). Any gain recognized on the deemed sale would be treated as an "excess distribution" (in respect of which, see below). In this situation a U.S. Holder that recognizes gain on the deemed sale would increase its adjusted tax basis in the purchaser warrants by the amount of gain recognized. For purposes of the PFIC rules, an electing U.S. Holder would treat the holding period for the purchaser warrants as beginning on the day following the termination date. For other Code purposes, the holding period would include the period before the deemed sale.

         QUALIFIED ELECTING FUND ELECTION

         As noted above, a U.S. Holder of purchaser warrants may not make a QEF election with respect to purchaser warrants. As a result, if we are treated as a PFIC at any time during which a U.S. Holder owns purchaser warrants, the U.S. Holder will not be able to make a QEF election with respect to common shares acquired upon exercise of the purchaser warrants which would take the common shares outside of the "excess distribution" rules (an "effective" QEF election) except, possibly, if such exercise occurs during the first taxable year of the U.S. Holder's holding period. After exercising the purchaser warrant, however, such a U.S. Holder could make a QEF election combined with a special deemed sale election with respect to the common shares under which the U.S. Holder would recognize any inherent gain in the common shares determined on the first day of the taxable year in respect of which the QEF election was made as an "excess distribution" and, thereafter, the "excess distribution" rules would not apply to the common shares. In this situation, a U.S. Holder's adjusted tax basis in the common shares subject to the election would be increased by the amount of gain recognized as a result of the election.

         MARK-TO-MARKET ELECTION

         The mark-to-market election under the PFIC rules may not be made with respect to the purchaser warrants. A U.S. Holder may make a mark-to-market election under the PFIC rules with respect to common shares acquired upon a conversion of purchaser warrants; however, this election would require the U.S. Holder to recognize inherent gain in the common shares as an "excess distribution" determined on the basis of the fair market value of our common shares on the last day of the taxable year in respect of which such election is made.

TAXATION OF U.S. HOLDERS OF PURCHASER WARRANTS

         SALE OR OTHER DISPOSITION

         If a U.S. Holder's holding period for its purchaser warrants includes any portion of a taxable year for which we were a PFIC (and provided that no deemed sale election was made by the U.S. Holder subsequent to our ceasing to be a PFIC), any gain from a sale or other disposition of the purchaser warrants generally will be taxed as an "excess distribution" under the PFIC rules.

         If we are not treated as a PFIC at any time during which a U.S. Holder owns purchaser warrants or a deemed sale election has been made by the U.S. Holder subsequent to our ceasing to be a PFIC, upon the sale or other taxable disposition of the purchaser warrants, a U.S. Holder will recognize gain or loss, if any, equal to the difference between the amount realized on such sale or other taxable disposition and such U.S. Holder's adjusted tax basis in the purchaser warrants. Any such gain or loss generally will constitute capital gain or loss and will be long-term capital gain or loss if the purchaser warrants were held by such U.S. Holder for more than one year at the time of disposition. Certain non-corporate U.S. Holders (including individuals) may qualify for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The deduction of capital losses is subject to limitations under the Code. Any gain realized by a U.S. Holder on a sale or other disposition of the purchaser warrants generally will be treated as U.S.-source income for U.S. foreign tax credit purposes.

         EXERCISE OR EXPIRY OF PURCHASER WARRANTS

         A U.S. Holder generally should not recognize any income, gain or loss on the exercise of a purchaser warrant, except with respect to any cash received in lieu of a fractional common share. When a purchaser warrant is exercised, the U.S. Holder's cost of the common share acquired thereby will be equal to the U.S. Holder's adjusted cost basis of the purchaser warrant plus the exercise price paid for the common share, less the portion of such basis allocable to the fractional share (if any). The expiry of an unexercised purchaser warrant will generally give rise to a capital loss equal to the adjusted cost basis to the U.S. Holder of the expired purchaser warrant. Other than for purposes of the PFIC rules, the holding period of the common share acquired thru the exercise of a purchaser warrant would begin on the date of exercise of the purchaser warrant. See "Consequences of PFIC Status to U.S. Holders of Purchaser Warrants" above for the impact of the exercise of a purchaser warrant on taxation of a U.S. Holder if we are a PFIC.

         If the terms of a purchaser warrant provide for any adjustment to the number of shares for which the purchaser warrant may be exercised or to the exercise price of the purchaser warrant, such adjustment may, under certain circumstances, result in constructive distributions that could be taxable to the holder of the purchaser warrants. Conversely, the absence of an appropriate adjustment may result in a constructive distribution that could be taxable to the U.S. Holders of the stock. A constructive dividend can constitute an "excess distribution" for purposes of the PFIC rules. U.S. Holders should consult their own tax advisors with respect to the tax consequences of any exercise adjustment.

UNITED STATES INFORMATION REPORTING AND BACKUP WITHHOLDING

         Dividend payments made to a U.S. Holder of common shares and proceeds of a sale or other disposition of common shares or purchaser warrants may be subject to information reporting to the IRS and possible U.S. federal backup withholding (currently at a rate of 28%). Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of non-U.S. status and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

         Non-U.S. Holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally, on IRS Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

         Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder under the backup withholding rules may be credited against the holder's U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR UNITED STATES RESIDENTS

         The following is a summary of the principal Canadian federal income tax considerations generally applicable to the holding and disposition of our units acquired pursuant to this prospectus supplement by a holder who, at all relevant times, (a) for the purposes of the Income Tax Act (Canada) (the "Tax Act"), (i) is not resident, or deemed to be resident, in Canada, (ii) deals at arm's length with us, and is not affiliated with us, (iii) holds our units as capital property and (iv) does not use or hold the units in the course of carrying on, or otherwise in connection with, a business carried on or deemed to be carried on in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention (the "Convention"), is a resident of the United States, has never been a resident of Canada, does not have and has not had, at any time, a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Convention. Our units will generally be considered to be capital property to a holder unless such units are held in the course of carrying on a business of buying or selling securities, or in an adventure or concern in the nature of trade. Our units will generally not be capital property to holders that are "financial institutions" (as defined in the Tax Act). Holders who meet all the criteria in clauses (a) and (b) are referred to herein as a "U.S. Shareholder" or "U.S. Shareholders". This summary does not deal with special situations, such as the particular circumstances of traders or dealers, United States limited liability companies (which may be considered not to be a resident of the United States for the purposes of the Convention), tax exempt entities, insurers or financial institutions. Such holders and other holders who do not meet the criteria in clauses (a) and (b) should consult their own tax advisers.

         This summary is based upon the current provisions of the Tax Act, the regulations thereunder in force at the date hereof ("Regulations"), all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Convention and our understanding of the administrative practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary does not otherwise take into account or anticipate any changes in law or administrative practices, whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of any other jurisdiction outside Canada.

         For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of our units must be converted into Canadian dollars based on the relevant exchange rate applicable thereto.

         THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR U.S. SHAREHOLDER AND NO REPRESENTATION WITH RESPECT TO THE FEDERAL INCOME TAX CONSEQUENCES TO ANY PARTICULAR U.S. SHAREHOLDER OR PROSPECTIVE U.S. SHAREHOLDER IS MADE. THE TAX CONSEQUENCES TO A U.S. SHAREHOLDER WILL DEPEND ON THE HOLDER'S PARTICULAR CIRCUMSTANCES. ACCORDINGLY, U.S. SHAREHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISERS FOR ADVICE WITH RESPECT TO THEIR OWN PARTICULAR CIRCUMSTANCES.

         DIVIDENDS

         Amounts paid or credited or deemed to be paid or credited as, on account or in lieu of payment, or in satisfaction of, dividends on our common shares to a U.S. Shareholder will be subject to Canadian withholding tax. Under the Convention, the rate of Canadian withholding tax on dividends paid or credited by us to a U.S. Shareholder that beneficially owns such dividends is generally 15% unless the beneficial owner is a company, which owns at least 10% of our voting stock at that time, in which case the rate of Canadian withholding tax is reduced to 5%.

         DISPOSITIONS

         A U.S. Shareholder will generally not be subject to tax under the Tax Act on any capital gain realized on a disposition of our common shares or purchaser warrants, unless the common shares or purchaser warrants, as the case may be, constitute "taxable Canadian property" to the U.S. Shareholder at the time of disposition and the U.S. Shareholder is not entitled to relief under the Convention. Generally, our common shares and purchaser warrants will not constitute taxable Canadian property to a U.S. Shareholder provided our common shares are listed on a designated stock exchange (which includes the TSX and NASDAQ) at the time of the disposition and, at no time during the 60-month period immediately preceding the disposition, has the U.S. Shareholder, persons with whom the U.S. Shareholder does not deal at arm's length, or the U.S. Shareholder together with such persons owned 25% or more of the issued shares of any series or class of our capital stock. If our common shares constitute taxable Canadian property to a particular U.S. Shareholder, any capital gain arising on their disposition may be exempt from Canadian tax under the

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                                     S-35


Convention if, at the time of disposition, our common shares do not derive their value principally from real property situated in Canada. If our purchaser warrants constitute taxable Canadian property to a particular U.S. Shareholder, any capital gain arising on their disposition should be exempt from Canadian tax under the Convention.

                      WHERE YOU CAN FIND MORE INFORMATION

         We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Canadian securities regulatory authorities and the SEC. You may read and copy any document we file at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC's website at http://www.sec.gov. These documents are also available through the Internet on SEDAR which can be accessed at http://www.sedar.com. Our common shares are quoted on NASDAQ and certain of our filings with the SEC are also available through The NASDAQ Stock Market, Inc. website at http://www.NASDAQ.com.

                      DOCUMENTS INCORPORATED BY REFERENCE

         INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT FROM DOCUMENTS FILED WITH SECURITIES COMMISSIONS OR SIMILAR AUTHORITIES IN CANADA AND FILED WITH THE SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from Jacqueline Le Saux, our Vice-President, Corporate & Legal Affairs, at 2505 Meadowvale Boulevard, Mississauga, Ontario L5N 5S2, telephone: (905) 817-2000. These documents are also available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at http://www.sedar.com.

         The following documents filed with the securities commissions or similar authorities in Canada, are specifically incorporated by reference in and form an integral part of this prospectus supplement:

         (a)      our annual information form dated January 31, 2007;

         (b) our comparative amended audited consolidated financial statements and the notes thereto as at November 30, 2006 and 2005, and for the period from December 1, 1987 to November 30, 2006 together with the auditor's report thereon dated January 30, 2007 except for Note 18 which is as of May 17, 2007;

         (c) management's discussion and analysis of financial condition and results of operations for our year ended November 30, 2006;

         (d) our amended interim financial statements for the three months ended February 28, 2007;

         (e) management's discussion and analysis of financial condition and results of operations for the three months ended February 28, 2007;

         (f) our management proxy circular dated February 14, 2007, relating to our annual and special meeting of shareholders held on April 3, 2007;

         (g) our material change report dated March 7, 2007, relating to the appointment of Terrance H. Gregg as President and Chief Executive Officer;

         (h) our material change report dated April 12, 2007, relating to our announcement of senior management changes;

         (i) our material change report dated April 17, 2007, relating to the announcement of the effective date of our reverse stock split; and

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                                     S-36


         (j) our material change report dated April 18, 2007 relating to the announcement of our collaboration with Ferrer to commercialize Celacade(TM) in the European Union and certain Latin American countries.

         All documents of the type referred to above (excluding confidential material change reports) which we file with securities regulatory authorities in Canada subsequent to the date of this prospectus supplement and prior to the termination of this offering will be deemed to be incorporated by reference in this prospectus supplement. Each prospectus supplement filed will be incorporated by reference into the prospectus accompanying this prospectus supplement for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the common shares and purchaser warrants to which the prospectus supplement pertains. In addition, to the extent that any such documents referred to above are also filed with, or furnished to, the SEC after the date of this prospectus supplement and prior to the termination of this offering, such documents shall be deemed to be incorporated by reference as exhibits to the registration statement of which this prospectus supplement forms a part.

         ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN WILL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR THE PURPOSES OF THIS PROSPECTUS SUPPLEMENT TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN, OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS INCORPORATED OR IS DEEMED TO BE INCORPORATED BY REFERENCE HEREIN, MODIFIES OR SUPERSEDES SUCH STATEMENT. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT THAT IT MODIFIES OR SUPERSEDES. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT WILL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT, WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE. ANY STATEMENT SO MODIFIED OR SUPERSEDED WILL NOT BE DEEMED IN ITS UNMODIFIED OR SUPERSEDED FORM TO CONSTITUTE A PART OF THIS PROSPECTUS SUPPLEMENT.

         Upon a new annual information form and the related annual audited consolidated financial statements filed by us with, and where applicable, accepted by, the applicable securities authorities during the currency of this prospectus supplement, the previous annual information form, the previous annual audited consolidated financial statements and all interim unaudited financial statements (including the management's discussion and analysis of financial condition and results of operations in the quarterly reports for such periods), material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed shall be deemed no longer to be incorporated by reference in this prospectus supplement for purposes of future offers and sales of common shares hereunder.

      LIST OF DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION

         The following documents have been filed with the SEC as part of the registration statement of which this prospectus supplement and the accompanying prospectus form a part: the documents referred to under the heading "Documents Incorporated by Reference"; consent of KPMG LLP; and powers of attorney.

                                 LEGAL MATTERS

         Certain legal matters in connection with the common shares offered hereby will be passed upon for us by McCarthy Tetrault LLP, our Canadian counsel, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, our U.S. counsel. Feldman Weinstein & Smith is U.S. counsel for the placement agents. At the date hereof, lawyers with McCarthy Tetrault LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP own, respectively, directly or indirectly, in the aggregate, less than one percent of any of our securities or the securities of our associates or affiliates.

                          PURCHASERS' STATUTORY RIGHTS

         Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal adviser.

AUDITORS' CONSENT



The Board of Directors of
Vasogen Inc. (the "Company")

We have read the Prospectus Supplement No.3 dated May 18, 2007 to the Short Form Base Shelf Prospectus dated January 5, 2006 (collectively, the "Prospectus") related to the sale of units of the Company which consists of common shares and purchaser warrants. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at November 30, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended November 30, 2006 and for the period from December 1, 1987 to November 30, 2006. Our report is dated January 30, 2007, except as to note 18 which is as of May 17, 2007.

"KPMG LLP"

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario
May 18, 2007